     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1998
                                                      REGISTRATION NO. 333-45333

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                               ONIX SYSTEMS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                DELAWARE                                   3823                                  76-0546330
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NO.)

                            ------------------------

                             22001 NORTH PARK DRIVE
                               KINGWOOD, TX 77339
                                 (281) 348-1111
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                          SANDRA L. LAMBERT, SECRETARY
                               ONIX SYSTEMS INC.
                        C/O THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P. O. BOX 9046
                             WALTHAM, MA 02254-9046
                                 (781) 622-1000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:

            SETH H. HOOGASIAN, ESQ.                         EDWIN L. MILLER, JR., ESQ.
                GENERAL COUNSEL                          TESTA, HURWITZ & THIBEAULT, LLP
               ONIX SYSTEMS INC.                                 125 HIGH STREET
        C/O THERMO ELECTRON CORPORATION                    BOSTON, MASSACHUSETTS 02110
                81 WYMAN STREET                                   (617) 248-7000
       WALTHAM, MASSACHUSETTS 02254-9046
                 (781) 622-1000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the Registration Statement has become effective.

                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                              AMOUNT         PROPOSED MAXIMUM    PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF                 TO BE          OFFERING PRICE         AGGREGATE           AMOUNT OF
      SECURITIES TO BE REGISTERED           REGISTERED         PER SHARE(1)      OFFERING PRICE(1)  REGISTRATION FEE(2)
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value...........      3,450,000            $15.50            $53,475,000           $15,776
=======================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.


(2) The Registrant previously paid a fee of $16,234 in connection with the filing of the Registration Statement on Form S-1 on January 30, 1998.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                      SUBJECT TO COMPLETION, MARCH 5, 1998

PROSPECTUS
          , 1998

                                3,000,000 SHARES


                            [ONIX SYSTEMS INC. LOGO]

                                  COMMON STOCK


     All of the shares of Common Stock offered hereby are being sold by ONIX Systems Inc. ("ONIX" or the "Company"), a majority-owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), which is a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). Following the offering, Thermo Instrument will own approximately 70% of the outstanding shares of Common Stock of the Company (assuming no exercise of the Underwriters' over-allotment option).



     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.50 and $15.50 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock on the American Stock Exchange.


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------
                                            PRICE           UNDERWRITING          PROCEEDS
                                            TO THE         DISCOUNTS AND           TO THE
                                            PUBLIC         COMMISSIONS(1)        COMPANY(2)
--------------------------------------------------------------------------------------------
Per Share..............................       $                  $                    $
Total(3)...............................    $                  $                    $
--------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $1,000,000.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to
    the Company will be $     , $     and $     , respectively. See
    "Underwriting."


     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if accepted by the Underwriters, and subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of the shares will be made in New York,
New York on or about                , 1998.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                           LAZARD FRERES & CO. LLC

                                                 GRUNTAL & CO., L.L.C.

     Photo -- 1

     Photograph depicting the Company's well-head control unit which is a large steel box-like structure resting on a metal-grated floor suspended in the upper-level of a manufacturing plant. On the front-left side of the box-like structure are two cylindrical tanks attached to the box resting on a metal frame supporting the tanks. On the right side of the box-like structure are numerous circular gauges with removable gauge panels and various lighted gauges along the top. In the background are various pipes, lighting and support structures in the manufacturing plant.

     Caption -- 1


     The Company's multi-well control system, installed at a customer's offshore platform, provides highly reliable process monitoring, valve control and safety shutdown for oil and gas production wells.


     Photo -- 2

     Photograph of table-like structure on wheels with a motor resting just above the wheels, two rectangular box-like structures suspended in the middle with small screens and switches on the front of those boxes and a computer console and keyboard resting on the top of the table. Running down the left side of the table are various wires and connective apparatus connecting the various components on the table.

     Caption -- 2


     The Company's UltraTrace system is an ultrasensitive portable mass spectrometer that is used to measure gas impurities in semiconductor fabrication processes.


     Photo -- 3

     Photograph of six box-like structures randomly displayed which are data recorder instruments with graphic or paper display panels on the front along with various buttons which control measuring and display parameters.

     Caption -- 3


     The Company's data acquisition and display systems, including paper and paperless strip chart recorders, measure, display and record critical variables within an industrial or manufacturing process.


     Photo -- 4

     Photograph depicts various sensors randomly displayed from left to right. On the left side is a silver-colored cylinder resting on a square video console to its right. Beneath the cylinder to the left is a square box with a round gauge in the front. To the right of the video console is a cylinder with a small window in the center. Behind, to the right is a rectangular box with small display screen on the top with various buttons on front and an electrical cord running out of the right side. To the right are two cylinder shaped sensors resting on cone-like bases.

     Caption -- 4

     The Company's level sensors employ non-contacting gamma, radar and ultrasonic measurement techniques to continuously and accurately measure the level of liquid and solid materials within process vessels.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus (i) assumes that the Underwriters' over-allotment option will not be exercised and (ii) reflects a two-for-three reverse stock split of the Common Stock declared and effected in January 1998. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     ONIX Systems Inc. ("ONIX" or the "Company") designs, develops, markets and services sophisticated field measurement instruments and on-line sensors. The Company utilizes its proprietary knowledge and significant experience regarding application-specific technologies to develop products that address the needs of process industry participants within targeted markets. The Company's products gather information regarding the flow, level, density or composition of a particular material and, using advanced communications techniques, communicate this information to a customer's centralized control location.

     The Company manufactures field measurement instruments and on-line sensors in four general product areas: flow instruments, level and density instruments, composition analysis instruments and industry-specific instruments. The Company's flow measurement instruments measure and locally control the flow of liquids and gases. The Company's level and density measurement instruments incorporate sophisticated measurement technologies that measure and locally control the level and density of liquid and solid materials and the density of gaseous materials. The Company's composition analysis instruments include field and on-line analysis instruments that are used to analyze the chemical composition of solids, liquids and gases. The Company also offers technologically advanced microprocessor-based sensors and recording instruments that are utilized in specific industries for customized applications. The Company incorporates a range of advanced measurement technologies into its instruments, including gamma ray, radar, infrared, ultraviolet, ultrasonic and vibrational measurement techniques. Additionally, the Company's international presence and experience enable it to provide rapid, expert preventive maintenance and aftermarket support services to its customers.


     The Company's products are sold primarily to participants in process industries, including oil and gas producers, processors and distributors and chemical companies, as well as water/wastewater, iron, steel, electric utility, minerals and mining and pulp and paper companies. The Company's customers use its products for increased efficiency, process and quality control, regulatory compliance and increased employee safety. In 1997, customers in the oil and gas industries accounted for approximately 61% of the Company's total revenues, with such revenues derived from both the production segment and the refining and petrochemical segments of the industry. The Company has a broad customer base, selling products to more than 2,000 customers worldwide, including affiliates or operations of The Dow Chemical Company, Shell Oil Company, E.I. duPont De Nemours & Co., BASF AG, Petroleos Mexicanos ("Pemex") and Duke Energy Corporation. In 1997, approximately 33% of the Company's sales were to customers outside of North America.


     Industry sources estimate that worldwide revenues for the field measurement instruments and sensors segment of the process control market were approximately $10.4 billion in 1995 and will grow to approximately $20.0 billion by the year 2000, which represents a compound annual growth rate of 14%. Factors contributing to this growth include competitive pressures to increase efficiencies and reduce costs; technological advances, which have increased the availability of higher quality microprocessor-based sensors; the increased use of sensor-intensive, model-based controls of process functions; deregulation and privatization; developments in communications protocols and computer systems; and concerns over regulatory compliance and employee safety. The Company's current products address approximately $3.3 billion of the field measurement instruments and sensors segment of the process control market.

     The Company's strategy is to be a leading provider of field measurement instruments and on-line sensors used in targeted industries within the process control market where the Company's expertise and technologies are best suited. The Company seeks to implement this strategy by broadening its technologies and product offerings, including expanding the scope of its addressed markets, through internal development, acquisitions

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

and strategic partnerships and by continuing to focus on customers in targeted markets. In addition, the Company intends to expand the geographic scope of its addressed markets to areas with significant growth opportunities, including Latin America, Eastern Europe and the Pacific Rim, and to expand its service and support organization to establish a comprehensive international presence.


     The Company has grown since its inception in March 1994, primarily as a result of acquisitions, as well as through internal growth. The Company's revenues have increased from $62.1 million in 1994 to $121.5 million in 1997, which reflects a compound annual growth rate of 25%. The Company's annual revenue growth rates were 16.2%, 32.2% and 27.5% for each of 1995, 1996 and 1997, respectively. Revenues increased $45.9 million from 1994 to 1997 due to acquisitions. The Company's net income has increased from $1.3 million in 1994 to $8.8 million in 1997, which reflects a compound annual growth rate of 89%. The Company's annual net income growth rate was 187.0%, 34.0% and 81.1% for each of 1995, 1996 and 1997, respectively. Operating income as a percentage of sales was 3.2%, 8.5%, 8.5% and 11.9% in each of 1994, 1995, 1996 and 1997, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company's predecessor business was formed as a separate business unit of Thermo Instrument in 1994 with the acquisition of the EnviroTech Measurement and Controls division of Baker Hughes Incorporated ("Baker Hughes"), comprised of Westronics Inc. ("Westronics"), CAC Inc. and CAC UK Limited (collectively, "CAC"), Houston Atlas Inc. ("Houston Atlas") and TN Technologies Inc. ("TN Technologies"). In 1995, Thermo Instrument, through CAC, acquired the business of Flow Automation Inc. and Flow Automation (UK) Limited (collectively, "Flow Automation") from Galveston-Houston Company. In 1996, Thermo Instrument, through TN Technologies, acquired Kay-Ray/Sensall, Inc. ("Kay-Ray/Sensall") from Rosemount Inc., and through CAC, acquired the business of VG Gas Analysis Systems Inc. and VG Gas Analysis Limited (collectively, "VG Gas") from Rhone-Poulenc Rorer, Inc. in connection with Thermo Instrument's acquisition of a substantial portion of the businesses constituting the Scientific Instruments division of Fisons plc. In 1997, Thermo Instrument, through Westronics, acquired the Angus Electronics division ("Angus") of Esterline Technologies Corporation.

     The Company was incorporated in August 1997. In connection with the Company's incorporation, Thermo Instrument transferred to the Company all of the stock of certain of its subsidiaries relating to the CAC, Flow Automation, VG Gas, Westronics, Houston Atlas, TN Technologies and Kay-Ray/Sensall businesses in exchange for 10,666,667 shares of the Company's Common Stock. Since August 1997, the Company acquired the Peek Measurement Business from Thermo Power Corporation ("Thermo Power"), the Rustrak Ranger Logger product line ("Ranger") from a subsidiary of Danaher Corporation and the business of Fluid Data, Inc. ("Fluid Data") from Elsag-Bailey, Inc. See "Business -- Recent Acquisitions."

     Unless the context otherwise requires, references in this Prospectus to the Company or ONIX refer to ONIX Systems Inc. and its subsidiaries and the predecessor businesses that constitute the Company. The Company's principal executive offices are located at 22001 North Park Drive, Kingwood, Texas 77339, and its telephone number is (281) 348-1111.

                                  THE OFFERING


Common Stock Offered by the Company..................    3,000,000 shares
Common Stock to be Outstanding after the
  Offering(1)........................................    15,306,337 shares
Proposed AMEX Symbol.................................    ONX
Use of Proceeds......................................    Repayment of certain debt obligations to
                                                         Thermo Instrument and for general corporate
                                                         purposes, including acquisitions and research
                                                         and development funding. See "Use of
                                                         Proceeds."


---------------

(1) Does not include 1,091,667 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans. As of March 3, 1998, options to purchase 531,891 shares of Common Stock had been granted under these plans. See "Capitalization," "Management -- Compensation of Directors" and "-- Compensation of Executive Officers" and Notes 3 and 10 to Consolidated Financial Statements.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION


                                                                  THE
                                  PREDECESSOR(1)(3)          COMPANY(1)(3)     TOTAL(3)             THE COMPANY(1)(2)
                            ------------------------------   -------------   -------------   -------------------------------
                            FISCAL YEAR   JANUARY 1, 1994    MAR. 16, 1994   JAN. 1, 1994              FISCAL YEAR
                            -----------       THROUGH           THROUGH         THROUGH      -------------------------------
                               1993        MARCH 15, 1994    DEC. 31, 1994   DEC. 31, 1994   1995(4)   1996(5)(6)   1997(8)
                            -----------   ----------------   -------------   -------------   -------   ----------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Revenues..................    $82,885         $11,468           $50,591         $62,059      $72,105    $95,316     $121,525
Gross Profit..............     23,646           2,497            19,087          21,584       28,469     35,601       49,519
Research and Development
  Expenses................      3,284             835             3,182           4,017        5,042      5,568        6,830
Operating Income (Loss)...     (2,081)         (1,648)            3,660           2,012        6,117      8,098       14,488
Net Income (Loss).........     (1,555)           (976)            2,240           1,264        3,627      4,858        8,799
Basic and Diluted Earnings
  per Share(7)............                                      $   .21                      $   .34    $   .46     $    .79
Basic and Diluted Weighted
  Average Shares(7).......                                       10,667                       10,667     10,667       11,083



                                                                 JANUARY 3, 1998
                                                              ----------------------
                                                                             AS
                                                               ACTUAL    ADJUSTED(9)
                                                               ------    -----------
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and Cash Equivalents...................................  $ 24,960    $ 45,098
Debt Payable to Affiliate for Acquisition...................    19,117          --
Working Capital.............................................    41,947      81,202
Total Assets................................................   159,709     179,847
Shareholders' Investment....................................   104,938     144,193


---------------

 (1) On March 16, 1994, Thermo Instrument acquired the Predecessor from Baker Hughes. The periods prior to March 16, 1994 represent the results of TN Technologies, CAC, Westronics and Houston Atlas as included in Baker Hughes' financial statements. Periods subsequent to March 15, 1994 represent the results of TN Technologies, CAC, Westronics and Houston Atlas as included in Thermo Instrument's consolidated financial statements. The principal difference in the basis of accounting between the Predecessor and the Company relates to the cost in excess of net assets of acquired companies (goodwill), the amortization of which approximates $730,000 per year.

 (2) The Company's 1995, 1996 and 1997 fiscal years set forth in this table and referred to elsewhere in this Prospectus ended on December 30, 1995, December 28, 1996 and January 3, 1998, respectively.

 (3) Derived from unaudited financial statements.

 (4) Includes the results of Flow Automation since its acquisition by Thermo Instrument on July 20, 1995.

 (5) Includes the results of VG Gas since its acquisition by Thermo Instrument on March 29, 1996.

 (6) Includes the results of Kay-Ray/Sensall since its acquisition by Thermo Instrument on October 22, 1996.


 (7) Pursuant to Securities and Exchange Commission requirements, earnings per share for the Company have been presented for all periods subsequent to March 15, 1994. Weighted average shares for such periods include 10,666,667 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and, in fiscal 1997, the effect of shares sold through the Company's private placements.


 (8) Includes the results of Angus since its acquisition by Thermo Instrument on May 8, 1997 and the results of the Peek Measurement Business, the Ranger product line and Fluid Data since their acquisitions by the Company on November 6, 1997, November 24, 1997 and December 2, 1997, respectively.


 (9) Adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $14.50 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.


--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, investors should carefully consider the following risk factors when evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

     Dependence on Oil and Gas Industry. Historically, a substantial portion of the Company's total revenues has been attributable to the sale of products and related services to customers in the oil and gas industry. In 1997, customers in the oil and gas industry accounted for approximately 61% of the Company's total revenues. Demand for the Company's products and services within the oil and gas industry is dependent upon the level of capital spending by oil and gas companies for exploration, production and distribution. These activities depend in part on oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the discovery rate of new oil and gas reserves, local and international political, regulatory and economic conditions and the ability of oil and gas companies to obtain capital. There can be no assurance that current levels of oil and gas activities will be maintained or that demand for the Company's products and related services will reflect the level of such activities. Decreases in oil and gas activities could have a significant adverse effect upon the demand for the Company's products and related services, which would materially adversely affect the Company's business, financial condition and results of operations. See
"Business -- Customers."

     Market Acceptance of New Products. The Company develops products that represent alternatives to traditional instruments and methods, and as a result, its products may be slow to achieve, or may not achieve, market acceptance since customers may seek further validation of the efficiency and efficacy of the Company's technology before making an investment. This is particularly true where the purchase of the product requires a significant capital commitment. Further, because on-line process measurement instruments are incorporated into a customer's production line, a decision to invest in these instruments involves significant operating risks if the instrument fails or shuts down. In addition, the Company believes that, to a significant extent, its growth prospects depend on its ability to gain acceptance of its technologies and product applications by a broader group of customers and broader industry segments. There can be no assurance that the Company will be successful in obtaining broad acceptance of its products.

     Dependence on Capital Spending Policies of Customers. The Company's customers include oil and gas production, processing and distribution facilities, electric utilities and chemical companies. The capital spending policies of these companies can have a significant effect on the demand for the Company's products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of process control equipment or techniques and policies regarding capital expenditures during recessions. Any decrease in capital spending by these customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers."


     No Assurance of a Successful Acquisition Strategy. An element of the Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Attractive acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. Acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. For example, the Company's acquisitions completed in 1997 resulted in an aggregate cost in excess of net assets acquired of $18,925,000. Establishment of this intangible asset will result in charges to operating income of approximately $473,000 per year for amortization. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business, including the recently acquired businesses, into its existing business or that the Company will be able to retain key personnel and customers, or adequately improve the financial performance, of any acquired business, including the recently acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of an equity financing, may result in dilution to the Company's stockholders. See
"Business -- Strategy," "Business -- Recent Acquisitions," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Risks Associated with Pending Arbitration. In December 1996, five former employees of Thermo Instrument's Epsilon Industrial Inc. ("Epsilon") subsidiary commenced an arbitration proceeding naming as joint defendants Epsilon, Thermo Electron, Thermo Instrument and certain affiliates of Thermo Instrument, including TN Technologies, a wholly owned subsidiary of the Company, alleging that these entities breached the terms of certain agreements entered into with such employees at the time that a predecessor of Epsilon acquired the assets and business of a company formerly owned by such employees. The employees are claiming actual damages of between $27 million and $46 million, punitive damages of twice the actual damages, attorneys' fees and expenses, and pre-judgment and post-judgment interest, resulting from the alleged failure of Thermo Instrument and such affiliates, including TN Technologies, to, among other things, use their best efforts to develop and promote certain products acquired at that time. The defendants, including the Company, are contesting this matter vigorously. However, due to the inherent uncertainty of dispute resolution, the Company cannot predict the outcome of this matter, including what portion of damages, if any, may be allocable to the Company in the event of an unfavorable resolution of this matter.



     In connection with the organization of the Company, Thermo Instrument agreed to indemnify the Company for any and all damages allocable to the Company, if any, relating to the arbitration, other than royalties due, if any, arising from sales by the Company after August 21, 1997 of products incorporating technology that is the subject of the arbitration or as a result of a breach by the Company of any obligation, arising after August 21, 1997, under the disputed agreements. Notwithstanding this indemnification, the Company would be required to report as an expense the full amount, including any indemnifiable amount, of any damages, with any indemnification payment it receives from Thermo Instrument being treated as a contribution to shareholders' investment. Although an unsuccessful outcome in this matter could have a material adverse effect on the Company's results of operations in a particular quarter or year, in the opinion of management, any resolution will not have a material adverse effect on the Company's financial position. See
"Business -- Legal Proceedings."


     Risks Associated with International Sales. Sales outside North America accounted for approximately 33% of the Company's total revenues in 1997. The Company intends to continue to expand its presence in markets outside of North America. International revenues are subject to a number of risks, however, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain or enforce; and intellectual property rights in foreign countries may be more difficult to enforce. Further, a significant portion of the Company's business is conducted in foreign countries, including Canada, the United Kingdom, Mexico, Oman and the United Arab Emirates. Foreign operations are also subject to various risks, including potentially unstable economic conditions, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations and the existence of different tax structures. Tax rates in certain foreign countries exceed those in the United States, and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions. There can be no assurance that any of these or other factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Technological Change and New Products. The markets for the Company's products are characterized by changing technology, evolving industry standards and new product introductions and enhancements. The Company's future success will depend in part upon its ability to enhance its existing products, to develop and introduce new products and technologies and to successfully expand its aftermarket support services for such new or enhanced products in order to meet changing customer requirements and serve broader industry segments. The Company is currently devoting significant resources toward the enhancement of its existing products, the development of new products and technologies and the expansion of its preventive maintenance and aftermarket support activities. There can be no assurance, however, that the Company will successfully complete the enhancement and development of these products and the expansion of its services in a timely fashion or that the Company's current or future products and services will satisfy the process measurement needs of participants in the Company's targeted markets. See "Business -- Strategy" and "Business -- Research and Development."

     Intense Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that its ability to compete successfully in the market for field measurement instruments and sensors depends upon a number of factors both within and beyond its control, including quality and reliability; technical features; accuracy; ease of use; product pricing; reputation for aftermarket service; timing of new product releases and enhancements by the Company and its competitors; name recognition; the establishment of strategic alliances; and industry and general economic trends. In addition, the Company competes with companies utilizing competing technologies that may be viewed as cost-effective alternatives to the technologies incorporated into the Company's products. Certain of the Company's current and potential competitors have significantly greater financial, marketing, technical and other competitive resources, as well as greater name recognition, than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. An increase in competition could result in price reductions and loss of market share, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Competition."


     Risks of Gamma Technology. Certain of the Company's level and density measurement instruments incorporate gamma technologies that are subject to health and safety risks in connection with the use, handling and possible radioactive emissions associated with gamma materials. The Company believes that it conducts its operations prudently and the Company maintains both general liability insurance and nuclear liability insurance in amounts it believes to be commercially reasonable. However, there can be no assurance that this insurance will be sufficient to protect the Company from liability claims, or that liability insurance will continue to be available to the Company at a reasonable cost, or at all. In addition, the manufacture and sale of products that utilize gamma technology may subject the Company to extensive federal, state, local and foreign regulations that could increase the costs of producing the Company's products, or otherwise materially adversely affect the demand for the Company's gamma measurement instruments. See " -- Government Regulations and Approvals."



     Limited Sources of Supply. The Company currently contracts with local subcontractors for the manufacture of certain major components incorporated into its products. The Company has experienced no significant disruption or delay in obtaining required components for its products, and believes that it could develop other sources of supply or qualify other suppliers for such components. However, a prolonged inability to obtain adequate deliveries could require the Company to pay more for inventory, parts and other supplies or to seek alternative sources of supply, could delay the Company's ability to ship its products and could damage its relationships with current and prospective customers. Any such delay or damage could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Manufacturing and Suppliers."



     Dependence on Key Personnel. The Company's success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company does not have employment contracts with any of its key employees and it has not obtained, and does not intend to obtain, key-man life insurance policies for any key employee. The Company believes that its future success will depend in part on its ability to attract, motivate and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, motivating and retaining key personnel.



     Uncertain Protection of Proprietary Rights. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. The Company has 44 issued U.S. patents that have expiration dates ranging from 1998 through 2018 and the Company has two patent applications pending. The Company also owns corresponding foreign patents in a number of jurisdictions throughout the world. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, that could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the U.S. and abroad. There may also be pending or issued patents of which the Company is not aware held by parties not affiliated with the Company that relate to the Company's products or technologies. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may need to acquire licenses to, or contest the validity of, any such competitor's proprietary technology. It is likely that significant funds would be required to contest the validity of any such competitor's proprietary technology. There can be no assurance that any license required under any such competitor's proprietary technology would be made available on acceptable terms or that the Company would prevail in any such contest. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. and there can be no assurance that the available protections will be adequate.


     The Company also relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or independently developed by competitors. See "Business -- Intellectual Property."


     Government Regulations and Approvals. The demand for certain of the Company's products, both in the United States and abroad, is subject to or influenced by various domestic and foreign environmental and consumer protection laws. The Company designs, develops and markets these products, in part, to meet customer needs created by existing and anticipated regulations, and any changes in these regulations may adversely affect consumer demand for the Company's products. See "Business -- Industry Background." In addition, the manufacture and sale of products that utilize gamma technology is subject to certain federal, state, local and foreign regulations including licensing and other regulatory approvals. In particular, the Company is required, and has obtained, licenses from the Nuclear Regulatory Commission ("NRC") and the State of Texas for the storage and handling of the nuclear sources used in its gamma measurement instruments at its Round Rock, Texas facility. These licenses are subject to periodic review and renewal and the facility is subject to periodic inspection. Failure of the Company to maintain such licenses or to comply with applicable regulations could have a material adverse effect on the Company's business, financial condition and results of operations. Further, new or more stringent regulations may be adopted or imposed by the NRC or other applicable regulatory authorities and there can be no assurance that the Company will be able to comply with such changes, the result of which could have a material adverse effect on the Company's business, financial condition and results of operation.


     Shares Eligible for Sale After this Offering. At the conclusion of the 120-day period following the closing of this offering, the Company will file a registration statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering the resale of 1,639,670 shares of Common Stock held by existing investors other than Thermo Instrument. The 10,666,667 shares of Common Stock owned by Thermo Instrument will become eligible for sale under Rule 144 promulgated under the Securities Act commencing in August 1998. In addition, as long as Thermo Instrument is able to elect a majority of the Company's Board of Directors, it will have the ability to cause the Company at any time to register for resale all or a portion of the Common Stock owned by Thermo Instrument. Thermo Electron, Thermo Instrument and the Company have agreed not to sell any shares of Common Stock for a 180-day period after the date of this Prospectus, with certain exceptions. See "Shares Eligible for Future Sale" and "Underwriting."

     Additional shares of Common Stock issuable upon exercise of options granted under the Company's stock-based compensation plans will become available for future sale in the public market at prescribed times. Sales of a significant number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. See "Relationship with Thermo Electron and Thermo Instrument," "Shares Eligible for Future Sale" and "Underwriting."


     Immediate and Substantial Dilution. Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution of $8.71 per share in the net tangible book value per share of the Common Stock from the initial public offering price. Additional dilution is likely to occur upon the exercise of outstanding stock options. See "Dilution."


     Potential Volatility of Stock Price. Prior to this offering there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of future market prices. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new contracts or products by the Company or its competitors, government regulation and approvals, developments in patent or other proprietary rights and market conditions for stocks of companies similar to the Company could have a significant impact on the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline below the initial offering price.


     Potential Conflict of Interest. For financial reporting purposes the Company's financial results are included in the consolidated financial statements of Thermo Instrument and Thermo Electron. Certain officers of the Company, including John N. Hatsopoulos, Paul F. Kelleher and Earl R. Lewis are also officers and Directors of Thermo Instrument, Thermo Electron and/or other subsidiaries of Thermo Electron. These officers will devote only a small portion of their working time (anticipated to be less than 5% in the case of Messrs. Hatsopoulos and Kelleher and less than 10% in the case of Mr. Lewis) to the affairs of the Company. All other members of management of the Company are full-time employees of the Company. Since the members of the Board of Directors of the Company who are also affiliated with Thermo Electron or Thermo Instrument have fiduciary duties to the stockholders of the Company and to the stockholders of Thermo Electron and/or Thermo Instrument, as applicable, such individuals will consider both the short-term and the long-term impact of operating decisions on the Company as well as the impact of such decisions on the consolidated financial results of Thermo Instrument and Thermo Electron. The interest of Thermo Electron and Thermo Instrument on the one hand and the Company on the other hand may differ. For example, conflicts may arise with respect to possible future acquisitions by the Company of assets or businesses of Thermo Instrument or another Thermo Electron affiliated company in which the purchase price to be paid by the Company is subject to negotiation between the Company and Thermo Instrument or such other Thermo Electron affiliated company. These negotiations will be subject to the potential conflicts associated with related-party transactions. The Company is an indirect subsidiary of Thermo Electron and is a party to various agreements with Thermo Electron. These agreements may limit the Company's operating flexibility. There can be no assurance that these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Relationship with Thermo Electron and Thermo Instrument."



     Control by Thermo Instrument. The Company's shareholders do not have the right to cumulate votes for the election of directors. Thermo Instrument, which will own approximately 70% of the voting stock of the Company after this offering, has the power to elect the entire Board of Directors of the Company and to approve or disapprove any corporate actions submitted to a vote of the Company's stockholders. See "Relationship with Thermo Electron and Thermo Instrument" and "Security Ownership of Certain Beneficial Owners and Management."


     Lack of Dividends. The Company anticipates that for the foreseeable future, the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. See "Dividend Policy."


                                USE OF PROCEEDS



     The net proceeds to be received by the Company from this offering are estimated to be $39,255,000 (approximately $45,323,250 if the Underwriters' over-allotment option is exercised in full) assuming an initial offering price of $14.50 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The Company intends to use the net proceeds from this offering (i) to repay $12.0 million of outstanding indebtedness owed to Thermo Instrument in connection with the acquisition of the Peek Measurement Business, which indebtedness is due July 31, 1998 and bears interest at a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter (See "Business -- Recent Acquisitions" and "Relationship with Thermo Electron and Thermo Instrument -- Related Party Transactions"), (ii) for general corporate purposes, including acquisitions and
(iii) to fund research and development with respect to new products. The Company recently signed a letter of intent to acquire a privately-held company that manufactures and services certain products used primarily in the oil and gas industry, for approximately $12.5 million. The letter of intent is non-binding and is subject to certain conditions, including the completion of due diligence, and there can be no assurance that the Company will successfully complete this proposed acquisition. The Company is in discussions with respect to other potential acquisitions; however, it currently has no commitment or agreement with respect to any other potential acquisition. The Company pursues acquisitions of companies or businesses that have products, technologies and/or market presence that complement or augment its existing technological base and current market presence. See "Business -- Strategy."


     Pending these uses, the Company expects to invest the net proceeds from this offering primarily in investment grade interest bearing or dividend bearing instruments, either directly by the Company or pursuant to a repurchase agreement with Thermo Electron in which the Company would in effect lend excess cash to Thermo Electron on a collaterized basis at market interest rates. See "Relationship with Thermo Electron and Thermo Instrument -- Miscellaneous."

                                DIVIDEND POLICY

     The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock.

                                 CAPITALIZATION


     The following table sets forth the short-term debt and capitalization of the Company as of January 3, 1998, stated on a pro forma basis to reflect the January 1998 payment of approximately $19.1 million to Thermo Power of the purchase price for the Peek Measurement Business and the related borrowing of $12.0 million from Thermo Instrument to partially fund such payment, and as adjusted to give effect to the sale of 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $14.50 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company.



                                                                  JANUARY 3, 1998
                                                              ------------------------
                                                              PRO FORMA    AS ADJUSTED
                                                              ---------    -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                   SHARE AMOUNTS)
Note Payable to Parent Company..............................  $ 12,000      $     --
                                                              ========      ========
Shareholders' Investment:
  Common stock, $.01 par value, 50,000,000 shares
     authorized; 12,306,337 shares issued and outstanding
     and 15,306,337 shares as adjusted (1)..................  $    123      $    153
  Capital in excess of par value............................   100,966       140,191
  Retained earnings.........................................     3,150         3,150
  Cumulative translation adjustment.........................       699           699
                                                              --------      --------
          Total Shareholders' Investment....................  $104,938      $144,193
                                                              ========      ========


---------------

(1) Does not include 1,091,667 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans. As of March 3, 1998, options to purchase 531,891 shares of Common Stock had been granted under these plans. See "Management -- Compensation of Directors" and
    "-- Compensation of Executive Officers" and Notes 3 and 10 of Notes to Consolidated Financial Statements.

                                    DILUTION


     As of January 3, 1998, the Company had a net tangible book value of $49,412,000, or $4.02 per share. Net tangible book value per share is determined by dividing net tangible book value (total tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $14.50 per share and after deducting the estimated underwriting discounts and commissions and offering expenses, the pro forma net tangible book value of the Company as of January 3, 1998 would have been $88,667,000, or $5.79 per share. This represents an immediate increase in net tangible book value of $1.77 per share to the existing shareholders and an immediate dilution in net tangible book value of $8.71 per share to investors purchasing Common Stock in this offering. See "Risk Factors -- Immediate and Substantial Dilution." The following table illustrates this per share dilution:



Assumed price to public.....................................             $14.50
                                                                         ------
  Net tangible book value per share as of January 3, 1998,
     before this offering...................................    $4.02
  Increase per share attributable to this offering..........     1.77
                                                                -----
Pro forma net tangible book value per share as of January 3,
  1998, after this offering(1)..............................               5.79
                                                                         ------
Dilution per share to new investors(1)......................             $ 8.71
                                                                         ======


---------------

(1) If the Underwriters' over-allotment option were exercised in full, the pro forma net tangible book value per share after this offering would be $6.01, resulting in an immediate dilution of $8.49 per share to investors purchasing shares in this offering. See "Underwriting."


     The following table sets forth as of January 3, 1998 the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing shareholders and by investors purchasing shares of Common Stock in this offering:


                                         SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                       ---------------------    -----------------------    PRICE PER
                                         NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
                                       ----------    -------    ------------    -------    ---------
Thermo Instrument (1)................  10,666,667      69.7%    $ 79,134,000      54.2%     $ 7.42
Other existing investors(2)..........   1,639,670      10.7       23,365,000      16.0       14.25
New investors........................   3,000,000      19.6       43,500,000      29.8       14.50
                                       ----------     -----     ------------     -----
          Total......................  15,306,337     100.0%    $145,999,000     100.0%
                                       ==========     =====     ============     =====


---------------
(1) Represents the book value of net assets transferred or contributed by Thermo Instrument to the Company in exchange for 10,666,667 shares of the Company's Common Stock.

(2) Represents the price paid for shares of Common Stock purchased for cash.

                           SELECTED FINANCIAL INFORMATION

     The selected financial information below as of and for the fiscal years ended December 30, 1995, December 28, 1996 and January 3, 1998 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus. This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus. The selected financial information as of and for the fiscal years ended December 31, 1993 and December 31, 1994 and for the periods from January 1, 1994 through March 15, 1994 and from March 16, 1994 through December 31, 1994 has not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis.


                                                                   THE
                                     PREDECESSOR(1)            COMPANY(1)         TOTAL               THE COMPANY(1)
                              -----------------------------   -------------   -------------   -------------------------------
                              FISCAL YEAR   JANUARY 1, 1994   MAR. 16, 1994   JAN. 1, 1994              FISCAL YEAR
                              -----------       THROUGH          THROUGH         THROUGH      -------------------------------
                                 1993       MARCH 15, 1994    DEC. 31, 1994   DEC. 31, 1994   1995(2)   1996(3)(4)   1997(6)
                              -----------   ---------------   -------------   -------------   -------   ----------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Revenues....................    $82,885         $11,468          $50,591         $62,059      $72,105    $ 95,316    $121,525
                                -------         -------          -------         -------      -------    --------    --------
Costs and Operating
  Expenses:
    Cost of revenues........     59,239           8,971           31,504          40,475       43,636      59,715      72,006
    Selling, general and
      administrative
      expenses..............     22,443           3,310           12,245          15,555       17,310      21,935      28,201
    Research and development
      expenses..............      3,284             835            3,182           4,017        5,042       5,568       6,830
                                -------         -------          -------         -------      -------    --------    --------
                                 84,966          13,116           46,931          60,047       65,988      87,218     107,037
                                -------         -------          -------         -------      -------    --------    --------
Operating Income (Loss).....     (2,081)         (1,648)           3,660           2,012        6,117       8,098      14,488
Interest Income.............         --              --               --              --           --          --         344
Interest Expense............         --              --               --              --           --          --        (113)
                                -------         -------          -------         -------      -------    --------    --------
Income (Loss) Before
  Provision for Income
  Taxes.....................     (2,081)         (1,648)           3,660           2,012        6,117       8,098      14,719
Provision for (Benefit from)
  Income Taxes..............       (526)           (672)           1,420             748        2,490       3,240       5,920
                                -------         -------          -------         -------      -------    --------    --------
Net Income (Loss)...........    $(1,555)        $  (976)         $ 2,240         $ 1,264      $ 3,627    $  4,858    $  8,799
                                =======         =======          =======         =======      =======    ========    ========
Basic and Diluted Earnings
  per Share(5)..............                                     $   .21                      $   .34    $    .46    $    .79
                                                                 =======                      =======    ========    ========
Basic and Diluted Weighted
  Average Shares(5).........                                      10,667                       10,667      10,667      11,083
                                                                 =======                      =======    ========    ========
BALANCE SHEET DATA (AT END
  OF PERIOD):
Working Capital.............    $27,977                          $13,327         $13,327      $26,199    $ 29,873    $ 41,947
Total Assets................     65,015                           71,710          71,710       76,221      97,010     159,709
Shareholders' Investment....     18,394                           50,795          50,795       59,791      73,110     104,938


---------------

(1) On March 16, 1994, Thermo Instrument acquired the Predecessor from Baker Hughes. The periods prior to March 16, 1994 represent the results of TN Technologies, CAC, Westronics and Houston Atlas as included in Baker Hughes' financial statements. Periods subsequent to March 15, 1994 represent the results of TN Technologies, CAC, Westronics and Houston Atlas as included in Thermo Instrument's consolidated financial statements. The principal difference in the basis of accounting between the Predecessor and the Company relates to the cost in excess of net assets of acquired companies (goodwill), the amortization of which approximates $730,000 per year.

(2) Includes the results of Flow Automation since its acquisition by Thermo Instrument on July 20, 1995.

(3) Includes the results of VG Gas since its acquisition by Thermo Instrument on March 29, 1996.

(4) Includes the results of Kay-Ray/Sensall since its acquisition by Thermo Instrument on October 22, 1996.


(5) Pursuant to Securities and Exchange Commission requirements, earnings per share for the Company have been presented for all periods subsequent to March 15, 1994. Weighted average shares for such periods include 10,666,667 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and, in fiscal 1997, the effect of shares sold through the Company's private placements.


(6) Includes the results of Angus since its acquisition by Thermo Instrument on May 8, 1997 and the results of the Peek Measurement Business, the Ranger product line and Fluid Data since their acquisitions by the Company on November 6, 1997, November 24, 1997 and December 2, 1997, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company designs, develops, markets and services sophisticated field measurement instruments and on-line sensors. These products incorporate a range of advanced measurement technologies to provide real-time data collection, analysis and local control functions to enhance production efficiency, improve process and quality control, ensure regulatory compliance and increase employee safety. The Company manufactures field measurement instruments and on-line sensors in four general product areas: flow instruments, level and density instruments, composition analysis instruments and industry-specific sensors and recording instruments.


     The Company's products are sold primarily to participants in process industries, including oil and gas producers, processors and distributors and chemical companies, as well as water/wastewater, iron, steel, electric utility, minerals and mining and pulp and paper companies. In 1997, customers in the oil and gas industries accounted for approximately 61% of the Company's total revenues, with such revenues derived from both the production segment and the refining and petrochemical segments of the industry. Demand for the Company's products and services within the oil and gas industry is dependent upon the level of capital spending by oil and gas companies for exploration, production and distribution, which in turn is affected by current and anticipated oil and gas prices, the discovery rate of new oil and gas reserves, political, regulatory and economic conditions and the ability of oil and gas companies to obtain capital. Decreases in oil and gas activities could have a significant adverse effect upon the demand for the Company's products and related services, which would materially adversely affect the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Oil and Gas Industry."


     An element of the Company's strategy is to supplement its internal growth with the acquisition of complementary products and technologies. The Company has successfully completed several such acquisitions, having purchased the businesses of Flow Automation in July 1995, VG Gas in March 1996, Kay-Ray/Sensall in October 1996, Angus in May 1997, the Peek Measurement Business effective November 1997, the Ranger product line in November 1997 and Fluid Data in December 1997.


     Sales to customers outside of the United States and export revenues from the United States accounted for approximately 25% and 18%, respectively, of total revenues in 1997. Export sales in 1997 were made primarily to the United Kingdom, Japan and South Korea. During 1997, the Company had exports from the Company's U.S. and foreign operations to the Far East of approximately 8% of total revenues. The Far East is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales to the Far East could be adversely affected by the unstable economic conditions there. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.


RESULTS OF OPERATIONS

  1997 Compared With 1996


     Revenues increased 27% to $121.5 million in 1997 from $95.3 million in 1996. Revenues increased $19.7 million due to acquisitions. This consisted primarily of $8.1 million from Kay-Ray/Sensall, $4.2 million from the Peek Measurement Business, $3.3 million from VG Gas, $3.1 million from Angus and $1.0 million from other acquisitions. Revenues from existing businesses grew 6.8%, primarily due to an increase in sales of industry-specific instruments as a result of an increase in spending by the production segment of the oil and gas industry. This increase was offset in part by a decrease in revenues from composition analysis instruments. The decrease in sales of composition analysis instruments primarily relates to lower spending by the refining and petrochemical segments of the oil and gas industry and, to a lesser extent, the chemicals industry.



     The gross profit margin increased to 41% in 1997 from 37% in 1996, primarily due to an increase in higher-margin revenues from industry-specific instruments. The inclusion of higher-margin revenues at Kay-

Ray/Sensall, acquired in October 1996, also contributed to the improved overall margin. In addition, the gross profit margin from sales of flow instruments increased as a result of the introduction of certain new, higher-margin products.



     Selling, general and administrative expenses as a percentage of revenues remained consistent at 23% in both 1997 and 1996.


     Research and development expenses increased to $6.8 million in 1997 from $5.6 million in 1996. This increase was primarily due to acquisitions and, to a lesser extent, an increase in spending at certain industry-specific instrument and composition analysis businesses.

     Interest income in 1997 primarily represents interest earned on the invested proceeds from the third quarter 1997 private placement of the Company's common stock. Interest expense in 1997 represents interest on the indebtedness relating to the acquisition of the Peek Measurement Business.

     The effective tax rate was 40.2% in 1997 and 40.0% in 1996. The effective tax rates exceed the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.


     The Company is involved in an arbitration proceeding as described in Note 5 to the consolidated financial statements. Thermo Electron, Thermo Instrument and certain affiliates of Thermo Instrument, including TN Technologies, a wholly owned subsidiary of the Company, are joint defendants in this matter in which the plaintiffs seek actual damages of between $27 million and $46 million, punitive damages of twice actual damages, attorneys' fees and expenses and pre-judgment and post-judgment interest. Should an unfavorable decision in the arbitration include a component of damages based on actions of TN Technologies, that portion of such total award would be allocated to the Company and would be charged to the Company's future results of operations, although the Company would be reimbursed by Thermo Instrument in the form of a capital contribution for any damages resulting from alleged actions of the Company prior to its capitalization in August 1997. Thermo Instrument has agreed to bear the cost of the defense of this matter.



     The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on product purchases as well as products sold by the Company. While there can be no assurance that all problems arising from the year 2000 will be identified and resolved satisfactorily prior to the end of 1999, the Company presently believes that the year 2000 problem will not pose significant operational problems for the Company or have a material effect on future results of operations.


  1996 Compared With 1995


     Revenues increased 32% to $95.3 million in 1996 from $72.1 million in 1995. Revenues increased $19.5 million due to acquisitions. The increase consisted primarily of $9.7 million from VG Gas, $7.5 million from Flow Automation and $2.3 million from Kay-Ray/Sensall. Revenues from existing businesses grew 5.1%, primarily due to an increase in sales of industry-specific instruments as a result of an increase in spending by the production segment of the oil and gas industry. This increase was offset in part by a decrease in revenues from composition analysis instruments and level density sensors for the reasons discussed in the results of operations for 1997 compared with 1996.


     The gross profit margin decreased to 37% in 1996 from 39% in 1995, primarily due to the Company's 1996 initiation of an outsourcing program for mechanical assemblies and electronic components in its industry-specific instrument product lines. In addition to these set-up costs, the Company introduced three new industry-specific products in 1996, initially resulting in higher cost of goods sold.

     Selling, general and administrative expenses as a percentage of revenues decreased to 23% in 1996 from 24% in 1995, primarily due to lower costs as a percentage of revenues at VG Gas. Research and development expenses increased to $5.6 million in 1996 from $5.0 million in 1995. An increase in costs of $1.5 million related to acquired businesses was offset in part by a decrease in spending at certain industry-specific instrument and composition analysis instrument businesses due to the completion of several research and development projects at those businesses.

     The effective tax rate was 40.0% in 1996 and 40.7% in 1995. The effective tax rates exceed the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

LIQUIDITY AND CAPITAL RESOURCES

     Consolidated working capital was $41.9 million as of January 3, 1998, compared with $29.9 million as of December 28, 1996. Included in working capital are cash and cash equivalents of $25.0 million as of January 3, 1998, compared with $2.4 million as of December 28, 1996.

     During 1997, the Company's operating activities provided $13.3 million of cash. Cash of $5.0 million was used to fund an increase in inventories primarily due to a buildup in work in process inventories in the Company's industry-specific products as result of new orders. This decrease in cash was offset in part by an increase in other current liabilities, primarily as a result of an increase in accrued taxes and deferred revenue.

     The Company used $11.3 million of cash for investing activities in 1997. Cash of $9.7 million was used for acquisitions and $1.9 million was used for purchases of property, plant and equipment. The Company expects to expend approximately $1.5 million for property, plant and equipment during 1998.


     The Company's financing activities provided $21.1 million of cash in 1997. The Company raised $22.0 million of cash from the private placement of its common stock. In January 1998, the Company paid Thermo Power the purchase price of $19.1 million for the Peek Measurement Business. The Company borrowed $12.0 million from Thermo Instrument to partially fund the payment for the Peek Measurement Business. The note to Thermo Instrument bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter and is due on July 31, 1998.



     The Company has signed a letter of intent to purchase a business for approximately $12.5 million. The letter of intent is non-binding and is subject to certain conditions, including the completion of due diligence, and there can be no assurance that the Company will successfully complete this proposed acquisition. The Company would finance the acquisition with a portion of the proceeds from its proposed initial public offering.



     The Company and Thermo Instrument are involved in an arbitration proceeding discussed in Note 5 to the consolidated financial statements. Thermo Instrument has agreed to indemnify the Company for any portion of damages arising from an unfavorable decision in this matter that relate to alleged actions of the Company prior to its capitalization in August 1997. Accordingly, the Company does not expect that an unfavorable decision in this matter would materially affect its liquidity. The Company also believes that an unfavorable decision would not materially affect its ability to use Thermo Instrument as a source of capital, as discussed below, based on the relative size of the damages sought and the current liquidity of Thermo Instrument.


     Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash for the possible acquisition of complementary businesses and technologies. The Company expects that it will finance these acquisitions through a combination of internal funds, including the net proceeds from the sale of the shares of Common Stock offered hereby, additional debt or equity financing from the capital markets and/or short-term borrowings from Thermo Instrument or Thermo Electron, although there is no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future including at least the next 24 months.

                                    BUSINESS

OVERVIEW

     The Company designs, develops, markets and services sophisticated field measurement instruments and on-line sensors. The Company utilizes its proprietary knowledge and significant experience regarding application-specific technologies to develop products that address the needs of process industry participants within targeted markets. The Company's products gather information regarding the flow, level, density or composition of a particular material and, using advanced communications techniques, communicate this information to a customer's centralized control location.

     The Company manufactures field measurement instruments and on-line sensors in the following four general product areas:

     - Flow Instruments. The Company offers a range of instruments designed to measure and locally control the flow of liquids and gases. These instruments include microprocessor-based gas flow computers, non-contacting ultrasonic flow meters, impeller flow meters, turbine flow meters and air flow measurement systems.

     - Level and Density Instruments. The Company's level and density instruments incorporate sophisticated measurement technologies that measure and locally control the level and density of liquid and solid materials and the density of gaseous materials. These instruments include intelligent point level and continuous level measurement instruments.

     - Composition Analysis Instruments. The Company's composition analysis instruments are used for on-line analysis of the chemical composition of solids, liquids and gases. The Company's instruments include sulfur analyzers, gas chromatographs, portable elemental analysis instruments, infrared and ultraviolet spectrometers and on-line mass spectrometers.

     - Industry-Specific Instruments. The Company offers sophisticated sensor systems that are used in specific industries to provide real-time measurement, data collection, recording, analysis and local control of process functions. These special purpose instruments and sensors include rod pump controllers, strip chart recorders, process alarm monitors and other data acquisition systems.

INDUSTRY BACKGROUND

     Industry sources estimate that worldwide revenues for the field measurement instruments and sensors market segment of the process control market were approximately $10.4 billion in 1995 and will grow to approximately $20.0 billion by the year 2000, which represents a compound annual growth rate of approximately 14%. Factors contributing to this growth include competitive pressures to increase efficiencies and reduce costs; technological advances, which have increased the availability of higher quality microprocessor-based sensors; the increased use of sensor-intensive, model-based controls of process functions; deregulation and privatization; developments in communications protocol and computer systems; and concerns over regulatory compliance and employee safety. The Company's current products address approximately $3.3 billion of the field measurement instruments and sensors segment of the process control market.

     Participants in process industries need to monitor, analyze and control their operations more efficiently in order to optimize production and distribution and to remain competitive. In order to increase the output and quality of products while reducing costs, these participants must consistently, accurately and reliably measure, analyze and control the flow, level, density, composition, pressure and temperature of the materials that are used in their industrial processes, including those materials that they are producing and distributing. The field measurement instruments and sensors market generally can be divided into two categories: traditional mechanical sensors and advanced intelligent sensors, which incorporate microprocessor-based technologies to provide real-time data collection, analysis and local control functions. Traditional analog and mechanical sensors cannot provide the levels of accuracy and reliability that process industry participants need in today's increasingly competitive global marketplace. Participants in the natural gas industry, for example, can no longer compete effectively using traditional flow measurement instruments for natural gas transfer because such instruments are slow, labor intensive and often produce inaccurate results, translating into lost profits and wasted product. As a result, process industry participants are seeking more advanced measurement technologies that they can economically utilize at multiple points throughout their operations.

     Developments in communications protocols and computer systems, the trend away from analog to digital technology and advances in technologies, such as sophisticated electronic, ultrasonic and radar techniques, have facilitated the development of advanced intelligent sensors. These sensors provide faster, more reliable, efficient and accurate measurement instruments that allow considerably more information to be collected, analyzed and communicated through the process control system. By utilizing advanced, microprocessor-based sensor technologies to measure, analyze and control their operations, process industry participants are able to operate in environments that were previously considered unsafe or not cost-effective and gain a competitive advantage over those who obtain and monitor data utilizing traditional mechanical and analog devices. In addition, as technological advances have allowed manufacturers to incorporate more cost-effective, sophisticated microprocessor-based technologies into their sensors and other measurement instruments, participants in complex industries have increasingly sought to utilize multiple sensors to collect, record and analyze data and locally control operations using model-based formulas.

     Deregulation and privatization in certain process industries, such as in the natural gas and electric utility industries, make it even more critical for participants in such industries to utilize accurate and reliable process measurement technologies. For example, natural gas pipelines are now considered "common carriers" and are therefore utilized by many different parties. As a result, participants in the natural gas industry need highly sophisticated sensors that are capable of quickly and accurately measuring the flow of natural gas at the multiple custody transfer points within each system. This enables them to accurately and automatically account and bill for gas flow in real time.

     At the same time, government regulations, increased record-keeping requirements and worker safety concerns mandate tighter controls with advanced diagnostics to monitor specific aspects of the industrial process and to avoid releases and costly environmental clean-ups. In order to comply with government regulations, participants in process industries are using more sophisticated measurement instruments that are capable of accurately monitoring pollutant levels, quickly detecting leaks, performing self diagnostics and storing and monitoring data for periodic reports to government agencies. These advanced sensors also enable participants to improve record-keeping and maintain a safer workplace. For example, companies engaged in offshore oil production can monitor and control their operations remotely in adverse weather conditions without jeopardizing the safety of their employees.

THE ONIX SOLUTION


     The Company's process industry customers require reliable sensor, communication and control products that are designed to maximize the performance of their operations through increased efficiency and reduced process downtime. The Company designs products, using its extensive proprietary application database, that are intended to meet or exceed the customer's increasingly sophisticated requirements in light of industry trends. For example, the Company's on-line flow meters, which incorporate sophisticated microprocessor-based technology, enable customers to collect volumetric flow data automatically and in real time, whereas traditional methods involved manually collecting data from paper chart recordings, which is labor-intensive and time-consuming. The Company typically tests its products under conditions beyond normal operating parameters so as to ensure superior reliability. The Company's application database contains proprietary information, including field conditions, technology performance and process engineering, that the Company utilizes to develop the best solution for its customers' requirements. The Company also maintains a comprehensive, experienced international preventive maintenance and aftermarket service and support organization to provide fast, reliable response to its customers' needs.


STRATEGY

     The Company's objectives are to be a leading provider of field measurement instruments and on-line sensors used in targeted industries within the process control market and to expand the scope of its addressed markets within the field measurement instruments and sensors market segment, while continuing to improve its financial performance. The Company intends to achieve these objectives through the implementation of the following key strategies:

     Broaden Technological Leadership and Product Offerings. The Company intends to continue to broaden its technologies and product offerings in order to provide more comprehensive process measurement solutions for its customers. The Company intends to utilize its experience and application-specific knowledge to develop new applications for its existing technologies while expanding its technological base. The Company also intends to develop or acquire technologies for field measurement instruments and sensors not currently offered by the Company.

     Maintain Market Focus. The Company believes there are significant opportunities to market and sell process measurement instruments to participants within targeted markets that can best be served by companies with industry-specific and application-specific technologies and knowledge. The Company focuses on customers primarily in the oil and gas, chemical, petrochemical, electric utility, pulp and paper manufacturing, semiconductor and water/wastewater industries. The Company's sophisticated instrumentation and applications expertise are well-suited to the needs of these industries, which are capital-intensive and have difficult measurement applications.

     Pursue Acquisitions and Strategic Relationships. The Company intends to pursue acquisitions of, and strategic relationships with, companies that have products, technologies and/or market presence that complement or augment its existing technological base and current market presence. In addition, the Company seeks to make acquisitions where it can add value through its financial, operating, technological, marketing and management expertise. The field measurement instruments and sensors segment of the process control industry is highly fragmented, providing significant opportunities for industry consolidation. The Company, with its successful acquisition track record and strong financial resources, is well-positioned to be an active participant in the consolidation of this market.

     Expand into New Geographic Markets. The Company intends to expand internationally through opening new sales and support offices and through strategic acquisitions in geographic areas with significant growth opportunities, including Latin America, Eastern Europe and the Pacific Rim.

     Expand Experienced Service and Support Organization. The Company is seeking to expand its preventive maintenance and aftermarket support activities, which it sees as critical to sustaining relationships with customers as well as being an important factor in generating new product sales in the industrial process markets.

PRODUCTS

     The Company utilizes its proprietary knowledge and application-specific expertise to offer instruments to participants in targeted industries within the field measurement instruments and sensors segment of the process control market. The Company's customers use its products to monitor, analyze and locally control the flow, level, density and composition of gaseous, liquid and solid materials.

     The Company's flow measurement instruments measure and locally control the flow of liquids and gases. The Company's level and density measurement instruments incorporate sophisticated measurement technologies that measure and locally control the level and density of liquid and solid materials and the density of gaseous materials. The Company's composition analysis instruments include field and on-line analysis instruments that are used to analyze the chemical composition of solids, liquids and gases. The Company also offers technologically advanced microprocessor-based sensors and recording instruments that are utilized in specific industries for customized applications. The Company incorporates a range of sophisticated measurement technologies into its instruments, including gamma ray, radar, infrared, ultraviolet, ultrasonic and vibrational measurement techniques.

     The primary industries served by the Company's products are as follows:

------------------------------------------------------------------------------------------------
                                                    PRIMARY
                PRODUCT AREA                   INDUSTRIES SERVED               TRADE NAMES
                ------------                   -----------------               -----------
------------------------------------------------------------------------------------------------
  Flow Instruments                           Oil and Gas                  Flow Automation
                                             Chemical                     TN Technologies
                                             Water/Wastewater             Peek Measurement
                                             Iron and Steel
------------------------------------------------------------------------------------------------
  Level and Density Instruments              Oil and Gas                  TN Technologies
                                             Chemical                     Kay-Ray/Sensall
                                             Minerals and Metals          Peek Measurement
                                             Iron and Steel
                                             Pulp and Paper
------------------------------------------------------------------------------------------------
  Composition Analysis Instruments           Oil and Gas                  Houston Atlas
                                             Chemical                     VG Gas
                                             Semiconductor                TN Technologies
                                             Pharmaceutical               Fluid Data
------------------------------------------------------------------------------------------------
  Industry-Specific Instruments              Oil and Gas                  CAC
                                             Chemical                     Westronics
                                             Electric Utilities           Peek Measurement
                                             Minerals and Metals          Angus Electronics
------------------------------------------------------------------------------------------------

  Flow Instruments


     The Company designs, develops, markets and services a broad product line of mechanical and electronic flow measurement instruments that measure and locally control the flow of liquids and gases. The Company's flow measurement instruments include intelligent microprocessor-controlled flow computers, which are remotely installed electronic flow metering instruments, often solar powered, that are connected to the primary flow meters installed directly in the customer's pipeline; non-contacting flow meters that use ultrasonic technology mounted outside a customer's pipe; in-line turbine meters, which are designed to function in a wide variety of operating conditions, including corrosive fluids, high pressure gases, extreme temperatures and sanitary and hazardous environments; and insertion turbine meters for use where in-line monitoring is not economically or operationally viable, such as in large pipelines or where pressure drop is critical. Suggested U.S. retail prices for the Company's flow measurement instruments range from approximately $1,200 to $6,500 per unit. Sales and related service of the Company's flow instruments accounted for approximately 17% of the Company's total revenues for 1997.



     The Company's field flow computers are primarily utilized by customers in the natural gas industry to monitor and locally control the flow of natural gas at custody transfer points in the natural gas distribution chain. The Company's ultrasonic flow meters, utilizing both Transit Time and Doppler technologies, are sold primarily to customers in the water/wastewater industry for a variety of applications. The Company believes that it is the world leader in Doppler ultrasonic flow meters. The Company sells its turbine and impeller meters to customers throughout the world in a diverse range of industries, including the oil and gas, chemical processing, petrochemical, pharmaceutical, semiconductor, pulp and paper, aerospace, automotive, food and beverage, power generation and water/wastewater industries. The Company's air flow measurement systems are used for a variety of air flow applications, including drying, paint spraying, combustion and clean room pressurization. Customers for the Company's flow measurement instruments include affiliates or operations of Texaco Inc., Duke Energy Corporation and Coastal Energy.

  Level and Density Instruments


     The Company designs, develops, markets and services intelligent point level, continuous level and density measurement instruments that use a variety of sophisticated technologies, including gamma, radar, ultrasonic and vibrational measurement techniques, to meet the cost and application-specific needs of process industry participants within targeted markets. The Company believes that it is the world leader in level measurement instruments incorporating gamma measuring technology and point level measurement instruments incorporating ultrasonic measuring technology and that it is the only U.S. manufacturer of continuous level instruments incorporating radar measuring technology. The Company's level and density measurement instruments are microprocessor-based and are designed to ensure increased accuracy and reliability despite harsh process environments. In addition, they are primarily non-contacting and therefore well-suited for use in industrial processes that utilize harmful or toxic materials that cause maintenance problems for traditional contacting techniques. The Company's point level instruments measure the presence or absence of a substance, while its continuous level instruments measure the changing level of a substance on an ongoing basis. Suggested U.S. retail prices for the Company's level and density measurement instruments range from approximately $1,000 to $8,500 per unit. Sales and related service of the Company's level and density instruments accounted for approximately 29% of the Company's total revenues for 1997.


     The Company's level measurement instruments are utilized within several targeted industries, including the oil and gas, chemical, mineral and mining, iron and steel, pharmaceutical, water/wastewater and pulp and paper industries. Customers in these industries store large quantities of materials in tanks or other storage vessels and use the Company's instruments to either continuously measure and monitor levels of the stored materials or to ensure the presence of either a minimum or maximum amount of the material. The Company's density measurement products are used primarily in the paper industry to measure pulp consistency and by pipeline companies responsible for transporting refined petroleum products. Customers for the Company's level and density measurement instruments include affiliates or operations of E.I. duPont De Nemours & Co., The Dow Chemical Company and Mobil Oil Corporation.

  Composition Analysis Instruments


     The Company designs, develops, markets and services a variety of instruments designed to analyze the chemical composition of solids, liquids and gases. These products include lead acetate-based and chemiluminescent sulfur analyzers, which utilize fiber optics and precision colorimetry for field and on-line measurement of the sulfur content in liquid and gaseous materials; a UV/Vis photodiode spectrometer used for sulfur recovery plant optimization; on-line gas chromatographs, which are utilized in content and purity analysis of natural gas and light hydrocarbon liquids, including butane and propane; portable XRF-elemental analysis instruments that utilize proprietary sensors to provide accurate, real-time analysis of the presence of metals and the composition of alloys; and on-line mass spectrometers that provide highly accurate, real-time analysis of the type and content of a variety of gases at multiple points within a customer's operations. The Company believes that it is a leader in the market for portable elemental analysis instruments, process sulfur monitors and on-line mass spectrometers. Suggested U.S. retail prices for the Company's composition analysis instruments range from approximately $35,000 to $225,000 per unit. Sales and related service of the Company's composition analysis instruments accounted for approximately 16% of the Company's total revenues for 1997.



     Customers use the Company's portable elemental analysis instruments for field composition analysis of alloys, analysis of the presence of lead within paint and composition analysis of the metallic content of soil, particularly at Superfund sites. The Company's mass spectrometers are used in a variety of process industries, including the petrochemical, pharmaceutical, iron and steel and semiconductor industries for real-time, ultrasensitive measurement of gases. Customers for the Company's composition analysis instruments include affiliates or operations of Eastman Kodak Company, LSI Logic Corp., Saudi ARAMCO and BASF AG.


  Industry-Specific Instruments

     The Company's industry-specific instruments include rod pump controllers, remote data collection and communication devices known as Remote Terminal Units ("RTUs") and other specialized products utilized in oil and gas production, processing and distribution, data acquisition systems, chart recorders, process alarm monitors, current-to-pressure and pressure-to-current transducers and AC-power monitoring instruments. Sales and related service of the Company's industry-specific instruments accounted for approximately 38% of the Company's total revenues for 1997.



     The Company specializes in the development, installation and service of scalable and redundant rod pump controllers and RTUs that are utilized to automate the measurement, control, safety and environmental protection needs in onshore and offshore oil and gas production and pipeline transmission. These products incorporate microprocessor-based, smart technologies to provide customers with a variety of functions, including leak detection, gas flow measurement, custody transfer data and on-line gas composition analysis. Suggested U.S. retail prices for these specialized products range from approximately $1,200 to $100,000 per unit.


     In addition, the Company offers a range of wellhead safety and control products that monitor, control and provide failsafe shutdown of oil and gas production wells. To complement these products, the Company developed a subsea control module to assist in oil production from reserves below the ocean floor. The control module rests on the ocean floor to monitor, analyze and locally control the level and flow of oil in up to four oil wells and is connected to operations located on the ocean surface by a tube through which the oil is transported. This product is designed to offer a more efficient and cost-effective alternative to traditional offshore drilling, which requires substantial time and expense in building and later disassembling surface drilling platforms. The control module also allows oil companies to access oil reserves that would otherwise be inaccessible either because of their location or cost. The control module was first presented and exhibited in late 1997 at an offshore engineering conference in Aberdeen, Scotland. Based on feedback received from other conference participants, the Company made improvements to the control module and it has since been hydrostatically certified by the National Hyperbaric Centre in Aberdeen, Scotland to operate at a maximum depth of 1,000 meters beneath the ocean surface. The Company is currently responding to requests for quotations and actively soliciting an opportunity for its initial commercial application. The Company anticipates that the subsea control module will sell for approximately $1 million per unit. See "-- Research and Development."


     The Company also offers data acquisition systems, paper and paperless strip chart recorders, process alarm monitors, current-to-pressure and pressure-to-current transducers and AC-power monitoring instruments to customers in the power generation and transmission, petrochemical, chemical, pulp and paper, water/wastewater and pharmaceutical industries. The Company's strip chart recorders are designed to continuously and accurately measure, display and record critical variables within an industrial or manufacturing process and provide plant managers with valuable information regarding flow, level, density, temperature and pressure. Suggested U.S. retail prices for the Company's strip chart recorders range from approximately $1,300 to $10,000 per unit. The Company has sold its strip chart recorders to approximately 90% of the nuclear power plants in the United States. The Company's alarm monitoring systems provide an interface for sensors measuring pressure, temperature, vibration or gas detection, which in turn allow critical alarm conditions to be displayed or communicated to a centralized control system. The Company's current-to-pressure and pressure-to-current transducers are used for valve positioning in processing plants for the chemical, petrochemical, power generation, pulp and paper and pharmaceutical industries. Customers for the Company's industry-specific instruments include operations or affiliates of Shell Oil Company, Chevron Corporation, Pemex, Duke Energy Corporation and Houston Lighting & Power Company.


RECENT ACQUISITIONS

     An element of the Company's strategy is to supplement its internal growth with the acquisition of complementary products and technologies. See " -- Strategy." The Company has recently completed the acquisition of a number of businesses, including those described below:

     Fluid Data. In December 1997, the Company, through Houston Atlas, acquired from Elsag-Bailey, Inc. substantially all the assets of Fluid Data, a Texas-based manufacturer and distributor of pyrolysis gas sampling systems, on-line process gas chromatographs, chemiluminescent sulfur chromatography systems and high speed calorimeters, for $8.5 million and the assumption of certain liabilities. Fluid Data's on-line gas chromatograph technology, combined with the Houston Atlas gas chromatograph business, gives the Company a strong presence in the hydrocarbon processing industry, the largest market segment existing in the on-line analytical marketplace. The acquisition of the Fluid Data business complements the Company's existing product lines, adds several new products to its current offerings and substantially contributes to the Company's strategy to provide its customers with an integrated, comprehensive parts and service business.

     Peek Measurement. In November 1997, Thermo Power, a majority-owned subsidiary of Thermo Electron, completed a tender offer for all of the outstanding ordinary shares of Peek plc, a UK-based manufacturer and supplier of electronic traffic control instrumentation, as well as density and flow meters. The Company acquired from Thermo Power all of the outstanding capital stock of Peek Measurement Limited, Brandt Instruments, Inc. and Peek Measurement, Inc., collectively representing the process instrumentation business of Peek plc (the "Peek Measurement Business"), for approximately $19.1 million, effective November 1997.

     The product lines of the Peek Measurement Business include non-invasive ultrasonic flow meters, impeller flow meters, air flow measurement systems, process alarm monitors, gas and liquid density meters and current-to-pressure and pressure-to-current transducers. The acquisition of the Peek Measurement Business augments the Company's current technologies and provides it with significant presence in the water/wastewater market.

     Ranger. In November 1997, the Company, through Westronics, acquired from a subsidiary of Danaher Corporation, the assets comprising the Ranger product line, a New York-based manufacturer and distributor of power-monitoring and data-acquisition equipment, for $1.8 million and the assumption of certain liabilities. Since the acquisition, the Company has integrated the Ranger product line with the Angus Electronics division of Westronics in Indianapolis, Indiana. The market for Ranger's products is evenly divided between industrial and utility customers. The combination of Ranger's products with those of Westronics allows for a broader range of products to be marketed to a much larger and geographically diverse customer base, especially internationally where Westronics has an established presence. Additionally, Ranger's presence in the utility industry is increasingly important to the Company as the electric industry continues towards domestic deregulation.

     Angus. In May 1997, the Company, through Westronics, acquired from Esterline Technologies Corporation the assets of its Angus Electronics division, an Indiana-based manufacturer and distributor of analog and digital data acquisition and recorder products and power measurement instruments, for $1.9 million and the assumption of certain liabilities. Angus manufactures and sells a full line of paperless recorders, which is the fastest growing segment of the recorder market. Angus's customer base consists of both process control system manufacturers and end-users in the petroleum, chemical, pharmaceutical, food manufacturing and electric and gas utility industries. Additionally, Angus brings to Westronics a substantial parts, service and accessories business.

CUSTOMER SERVICE, MAINTENANCE AND SUPPORT

     Customers typically utilize the Company's instruments throughout their operations and thus demand preventive maintenance, reliable aftermarket support and quick response and repair service. The Company provides high-quality customer service, preventive maintenance and aftermarket support, which it believes are critical to success in process industries where downtime translates to lost profits. The Company enters into multi-year contracts for the provision of preventive maintenance services. The Company currently provides preventive maintenance services and aftermarket support through its own employees and independent representatives in the United States, Canada, Mexico, the United Kingdom, the Netherlands, Oman and the United Arab Emirates, and in other areas solely through independent representatives. The Company believes that its experienced staff of chemical, electrical, mechanical and software engineers, as well as its international customer service and support organization, provide it with a significant competitive advantage.

CUSTOMERS


     In 1997, the Company sold its products to more than 2,000 customers worldwide, including affiliates or operations of The Dow Chemical Company, Shell Oil Company, E.I. duPont De Nemours & Co., BASF AG, Pemex and Duke Energy Corporation. The Company targets customers in markets with application-specific needs. In particular, the Company's flow measurement instruments are used primarily by customers in the natural gas and water/wastewater industries; its continuous and point level and density measurement instruments are used primarily by customers in the oil and gas, minerals and mining, iron and steel, and pulp and paper industries; its chemical composition analysis instruments are used primarily by participants in the oil and gas industries; and its strip chart recorders are sold primarily to customers in the electric utility industry, as well as to customers in the petrochemical, chemical, pulp and paper, water/wastewater and pharmaceutical industries. In 1997, customers in the oil and gas industry represented approximately 61% of the Company's total revenues, with such revenues derived from both the production segment and the refining and petrochemical segments of the industry. In 1997, no single customer accounted for more than 3% of the Company's total revenues.


SALES AND MARKETING


     The Company markets, sells and distributes its products through a combination of a direct sales force and a network of independent sales representatives and distributors. The method of distribution is determined by product line and market size and potential, as well as by local business convention, industry mix and the availability of technically qualified representatives. The Company's flow and industry-specific products for the oil and gas industry are primarily sold through a direct sales force with industry-specific expertise. The Company's flow instruments for other industries and its level and density measurement and composition analysis instruments are primarily sold through independent sales representatives or distributors supported by local sales managers and application specialists. See Note 8 to the consolidated financial statements for financial information relating to foreign and domestic operations and export sales.


     Direct Sales Force. As of January 3, 1998, the Company had direct sales operations in the United States, Canada, the United Kingdom, Mexico, the United Arab Emirates, Oman and the Netherlands.

     Independent Sales Representatives. As of January 3, 1998, the Company had relationships with approximately 175 independent sales representatives in the United States and approximately 145 independent sales representatives internationally. The Company's sales representatives generally operate on an exclusive basis, and are paid a commission on products sold or shipped into their territory. The Company's agreements with its sales representatives typically provide either party with the right to terminate with up to 60 days' notice. The Company believes that independent sales representatives offer the advantages of being close to the local market, seeing customers on a regular basis and having compatible products to sell to the same customer base.

     Distributors. As of January 3, 1998, the Company had relationships with approximately 320 distributors. The Company's distribution agreements are generally exclusive in an identified country or territory and typically provide either party with the right to terminate on 90 days' notice. The Company's distributors generally provide service and support for customers located in their territory.

COMPETITION

     The Company believes that its ability to compete successfully in the market for field measurement instruments and sensors depends upon a number of factors both within and beyond its control, including quality and reliability; technical features; accuracy; ease of use; product pricing; reputation for aftermarket service; timing of new product releases and enhancements by the Company and its competitors; name recognition; the establishment of strategic alliances; and industry and general economic trends. In addition, the Company competes with companies utilizing competing technologies that may be viewed as cost-effective alternatives to the technologies incorporated into the Company's products.

     The field measurement instruments and sensors market segment of the process control market is highly fragmented and intensely competitive, and the Company expects competition to continue to increase. The Company competes with a few large competitors, including Fisher-Rosemount, a division of Emerson Electric Co., Inc., Elsag-Bailey Process Automation N.V., affiliates of ABB Asea Brown Boveri (Holding) Ltd. and Yokokawa Electric Corporation, in each of its product areas and with many companies within specific industries. As the technologies utilized within the process measurement industry continue to develop, the Company expects to face increasing competition in the future from emerging competitors.

     Certain of the Company's current and potential competitors have significantly greater financial, marketing, technical and other competitive resources, as well as greater name recognition, than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. An increase in competition could result in price reductions and loss of market share, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Intense Competition."

MANUFACTURING AND SUPPLIERS

     The Company manufactures its instruments on an as-needed basis to meet its customers' specific delivery requirements. The Company currently contracts with local subcontractors for the manufacture of certain major components incorporated into its products. Final product assembly, inspection and testing takes place at the Company's facilities. The Company believes that by subcontracting certain assembly processes it can focus its efforts on adding greater value to the design and development of process measurement instruments for its customers. Although the Company has not experienced any significant difficulty in its relationships with subcontractors, the Company's ability to expand its capacity and rate of growth will depend on its ability to obtain increased production from its existing subcontractors and to identify additional qualified subcontractors.

     The Company believes that there is more than one source for the major components of its products. If, however, the Company were to experience any shortage in any of the major components of its products due to supply shortages or other reasons, including reasons beyond its control, the Company's business, financial condition and results of operations would be materially adversely affected. See "Risk Factors -- Limited Sources of Supply."


RESEARCH AND DEVELOPMENT


     The Company maintains an active research and development program for the introduction of new products and improvements to existing products. The Company also seeks to develop new applications for its existing products and technologies.

     The Company is currently engaged in research and development programs designed to enhance the measurement, analysis and control capabilities of its products. Products and enhancements under development include: a subsea control module, which is designed to assist oil companies in producing oil from the ocean floor; the use of radar technologies as a cost-effective alternative to ultrasonic technologies in level measurements of liquids and solids; an advanced microprocessor-based RTU and windows interface; a scintillator for gamma level applications requiring lower levels of radiation; and a point level radio frequency ("RF") capacitance gauge to complement the Company's point level product offering.

     During 1995, 1996 and 1997, research and development expenses were approximately $5.0 million, $5.6 million and $6.8 million, respectively. As of January 3, 1998, the Company had 79 full-time employees engaged in research and development.

BACKLOG

     At December 28, 1996 and January 3, 1998, the Company's backlog of unfilled orders was approximately $21.0 million and $26.5 million, respectively. The Company includes in backlog only those orders for which it has received a completed purchase order and for which delivery has been specified within 12 months. Such orders are generally subject to cancellation by the customer with payment of a specified charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, the Company's backlog as of any particular date may not be representative of actual sales for any succeeding period.

INTELLECTUAL PROPERTY

     The Company's success depends in part on the strength and protection of its proprietary methodologies and designs and other proprietary intellectual rights. The Company relies upon a combination of patent, trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws, to protect its proprietary rights. The Company seeks to limit access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter the misappropriation of its proprietary information, that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights or that competitors will not be able to develop similar technology independently.


     The Company currently holds 44 issued United States patents expiring at various dates ranging from 1998 to 2018. The Company also has two applications pending for additional United States patents and a number of foreign counterparts for its patents in various foreign countries. In addition, the Company has certain registered and other trademarks. See "Risk Factors --Uncertain Protection of Proprietary Rights."


EMPLOYEES

     As of January 3, 1998, the Company had a total of 845 full-time employees. None of the Company's employees is represented by a labor union. The Company believes that its employee relations are good.

PROPERTIES

     The Company operates its various businesses primarily from leased facilities in the United States, Europe and the Middle East, including an approximately 147,000 square foot facility in Kingwood, Texas pursuant to a lease, on a month-to-month basis, with Thermo Instrument (see "Relationship with Thermo Electron and Thermo Instrument -- Related Party Transactions") and an approximately 100,000 square foot facility in Round Rock, Texas pursuant to a lease that expires in 2005. The Company leases office space throughout the world for its sales and service operations. The Company believes that these facilities are adequate for its current requirements and that suitable additional space will be available as needed in the future.

LEGAL PROCEEDINGS


     On December 11, 1996, five former employees of Thermo Instrument's Epsilon subsidiary commenced an arbitration proceeding with the American Arbitration Association naming as joint defendants Epsilon, Thermo Electron, Thermo Instrument and certain affiliates of Thermo Instrument, including TN Technologies, a wholly owned subsidiary of the Company. The arbitration proceeding is being conducted in Austin, Texas before an arbitration panel of three individuals. The employees are alleging that the joint defendants breached the terms of certain agreements entered into with such employees at the time that a predecessor of Epsilon acquired the assets and business of a company formerly owned by such employees. The employees are claiming actual damages of between $27 million and $46 million, punitive damages of twice the actual damages, attorneys' fees and expenses, and pre-judgment and post-judgment interest, resulting from the alleged failure of the joint defendants to, among other things, use their best efforts to develop and promote certain products at the time. The joint defendants, including the Company, are contesting this matter vigorously. However, due to the inherent uncertainty of dispute resolution, the Company cannot predict the outcome of this matter, including what portion of damages, if any, may be allocable to the Company in the event of an unfavorable resolution of this matter. See "Risk Factors -- Risks Associated with Pending Arbitration."



     Except as described above, the Company is not a party to any litigation that it believes could reasonably be expected to have a material adverse effect on the Company or its business.

                       RELATIONSHIP WITH THERMO ELECTRON
                             AND THERMO INSTRUMENT

     The Company was organized in August 1997 as a wholly owned subsidiary of Thermo Instrument. At that time, Thermo Instrument contributed all of the assets or stock of certain of its subsidiaries relating to the CAC, Flow Automation, TN Technologies, Kay-Ray/Sensall, Houston Atlas, Westronics and VG Gas businesses to the Company in exchange for 10,666,667 shares of Common Stock of the Company.

     Thermo Electron has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Thermo Instrument created the Company as a privately held subsidiary, and Thermo Instrument and Thermo Electron, and certain of their subsidiaries, have created several other privately and publicly held majority-owned subsidiaries. From time to time, Thermo Electron and its subsidiaries will create other majority-owned subsidiaries as part of its spin-out strategy. (The Company and the other Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries.")

     Thermo Instrument develops, manufactures and markets analytical instruments used to detect and monitor air pollution, radioactivity, complex chemical compounds and toxic metals and other elements in a broad range of liquids, gases and solids. For its fiscal year ended December 28, 1996 and the nine months ended September 27, 1997, Thermo Instrument had consolidated revenues of $1,209,362,000 and $1,138,255,000, respectively, and consolidated net income of $132,751,000 and $108,079,000, respectively.


     Thermo Electron and its subsidiaries develop, manufacture and market environmental monitoring and analysis instruments and manufacture biomedical products including heart-assist devices and mammography systems, papermaking and recycling equipment, alternative-energy systems and other specialized products and technologies. Thermo Electron and its subsidiaries also provide environmental and metallurgical services and conduct advanced technology research and development. For its fiscal year ended December 28, 1996 and the nine months ended September 27, 1997, Thermo Electron had consolidated revenues of $2,932,558,000 and $2,548,371,000, respectively, and consolidated net income of $190,816,000 and $170,075,000, respectively.



     See "Risk Factors -- Potential Conflict of Interest."


THE THERMO ELECTRON CORPORATE CHARTER

     Thermo Electron and the Thermo Subsidiaries recognize that the benefits and support they derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (i) all of the companies and their stockholders are treated consistently and fairly, (ii) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (iii) each company has access to the combined resources and financial, managerial and technological strengths of the others and (iv) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

     To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron is also responsible for ensuring that members comply with internal policies and procedures. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and each of the Thermo Subsidiaries.

     The Charter presently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participates. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. However, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

CORPORATE SERVICES AGREEMENT

     As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. The annual fee for these services was equal to 1% of the Company's revenues for 1997 and will decrease to 0.8% of revenues for 1998. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron.

     Management believes that the service fees charged under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. For items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based on charges directly attributable to the Company. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior written notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided following termination.

TAX ALLOCATION AGREEMENT

     The Tax Allocation Agreement between the Company and Thermo Electron outlines the terms under which the Company is to be included in Thermo Electron's consolidated Federal and state income tax returns. Under current law, the Company will be included in such tax returns so long as Thermo Instrument owns at least 80% of the Company's outstanding Common Stock and Thermo Electron owns at least 80% of Thermo Instrument's outstanding common stock. In years in which the Company has taxable income it will pay to Thermo Electron amounts comparable to the taxes it would have paid if it had filed its own separate corporate tax returns. Immediately following this offering, Thermo Instrument will own less than 80% of the Company's outstanding Common Stock and the Company will not be included in Thermo Electron's consolidated Federal and state income tax returns for periods commencing thereafter and will be required to file its own tax returns.

MASTER GUARANTEE REIMBURSEMENT AND LOAN AGREEMENTS

     The Company has entered into a Master Guarantee Reimbursement and Loan Agreement with Thermo Electron which provides that the Company will reimburse Thermo Electron for any costs it incurs in the event it is required to pay third parties pursuant to any guarantees it issues on the Company's behalf. Thermo Instrument has entered into a similar agreement with Thermo Electron with regard to the Company's obligations which are guaranteed by Thermo Electron. The Company has also entered into a Master

Guarantee Reimbursement and Loan Agreement with Thermo Instrument which provides that the Company will reimburse Thermo Instrument for any costs it incurs in the event that Thermo Instrument is required to pay Thermo Electron or any other party pursuant to any guarantees it issues on the Company's behalf.

RELATED PARTY TRANSACTIONS

     Commencing October 1997, the Company leases on a month-to-month basis approximately 147,000 square feet of space from Thermo Instrument in Kingwood, Texas. The Company pays Thermo Instrument rent in an amount that is approximately equal to the Company's pro rata share of Thermo Instrument's occupancy costs, which payments in 1998 are estimated to be $180,000 in the aggregate.


     The Company acquired the Peek Measurement Business from Thermo Power for approximately $19.1 million, effective November 1997. The purchase price represents the sum of (i) the net tangible book value of the Peek Measurement Business as of the date of the acquisition by Thermo Power, plus (ii) the total goodwill associated with Thermo Power's acquisition of Peek plc equal to the total fiscal 1997 revenue of the Peek Measurement Business relative to the total revenues of Peek plc for such period, plus (iii) $1.0 million, which represents an estimate of the amount of tax that will be incurred by Thermo Power as a result of the transfer of the Peek Measurement Business to the Company. In addition, the Company paid $256,000 in interest, representing interest on the purchase price, from November 6, 1997 through January 29, 1998 at an interest rate equal to the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.



     In January 1998, the Company borrowed $12.0 million from Thermo Instrument to partially fund the Company's acquisition of the Peek Measurement Business from Thermo Power. The loan is due July 31, 1998 and carries an interest rate equal to the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.


     Commencing January 1998, the Company leases approximately 24,000 square feet of a 60,000 square foot facility in Winchester, England on a month-to-month basis from Thermo Power. The Company pays Thermo Power rent in an amount that is approximately equal to the pro rata share of Thermo Power's occupancy costs, which payments in 1998 are estimated to be $61,000 in the aggregate.


     Each of Thermo Instrument, Thermo Sentron Inc. ("Thermo Sentron"), an indirect majority-owned subsidiary of Thermo Electron, and Thermo BioAnalysis Corporation ("Thermo BioAnalysis"), Thermo Optek Corporation ("Thermo Optek") and ThermoQuest Corporation ("ThermoQuest"), majority-owned subsidiaries of Thermo Instrument, act as a distributor of certain of the Company's products in countries where such entities maintain a sales force. In consideration of such arrangements, the Company sells such products to such entities at discounted rates negotiated by the parties. For the year ended January 3, 1998, the Company sold $333,000, $583,000, $632,000, $776,000 and $184,000 of products to each of
Thermo Instrument, Thermo Sentron, Thermo BioAnalysis, Thermo Optek and ThermoQuest, respectively.



     In October 1997, Crescent International Holdings Limited purchased from the Company 16,666 shares of Common Stock in a private placement at a price per share of $14.25, the same price per share paid by unaffiliated buyers. Crescent International Holdings Limited is indirectly controlled by Suliman S. Olayan, the father of Ms. Hutham S. Olayan, a Director of the Company. Ms. Olayan disclaims beneficial ownership of the shares owned by Crescent International Holdings Limited.


MISCELLANEOUS


     As of January 3, 1998, $19.6 million of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron that Thermo Electron collateralizes with investments principally consisting of U.S. government-agency securities, corporate notes, commercial paper, money market funds and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement will be readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.


     From time to time, the Company may transact business in the ordinary course with other companies in the Thermo Group. All such transactions are on terms comparable to those the Company would receive from unaffiliated parties.

                                   MANAGEMENT

     The Directors and executive officers of the Company are as follows:


                    NAME                       AGE                  POSITION
Earl R. Lewis................................   53  Chairman of the Board and Director
William J. Zolner............................   54  President, Chief Executive Officer and
                                                     Director
C.R. (Neil) Duarte...........................   54  Vice President
William C. Holstead..........................   62  Vice President
Mark Whitman.................................   43  Vice President
John N. Hatsopoulos..........................   62  Senior Vice President, Chief Financial
                                                     Officer and Director
Paul F. Kelleher.............................   54  Chief Accounting Officer
Arvin H. Smith...............................   68  Director
Hutham S. Olayan.............................   43  Director


     All of the Company's Directors are elected annually by the stockholders and hold office until their respective successors are duly elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion.


     Earl R. Lewis has been Chairman of the Board and a Director of the Company since its inception. Mr. Lewis has been a Director and Chief Executive Officer of Thermo Optek since August 1995 and President of Thermo Optek from August 1995 to March 1997. Mr. Lewis served as President of Thermo Jarrell Ash through January 1996, and for more than five years prior to that date. Mr. Lewis has also been Chief Executive Officer and a Director of Thermo Instrument since January 1998 and President since March 1997, was Chief Operating Officer from January 1996 to January 1998, and was Executive Vice President from January 1996 to March 1997, Senior Vice President from January 1994 to January 1996 and Vice President from March 1992 to January 1994. Mr. Lewis is also Director of Metrika Systems Corporation, Thermo BioAnalysis, ThermoQuest, ThermoSpectra Corporation and Thermo Vision Corporation and he is Chairman of the Board of Thermo BioAnalysis, Thermo Optek, ThermoQuest, ThermoSpectra Corporation and Thermo Vision Corporation.



     William J. Zolner, has been President, Chief Executive Officer and a Director of the Company since its inception. From March 1995 to October 1997, Dr. Zolner served as President of CAC, formerly known as Thermo Instrument Controls, a wholly owned subsidiary of Thermo Instrument and a predecessor to the business comprising the Company. From 1993 to 1995 Dr. Zolner worked for Thermo Instrument analyzing acquisition opportunities and serving as a technology assistant to Mr. Arvin H. Smith, then Chief Executive Officer of Thermo Instrument. Dr. Zolner previously worked for Thermo Electron from 1971 to 1977 in the environmental instruments division. From 1978 to 1993, he held key management positions with divisions of Bendix Corporation, Combustion Engineering, JWP Inc., KEM Associates and Lear Seigler Measurement Controls. Dr. Zolner has over 26 years of experience in the process control instrumentation marketplace, where he has led organizations in engineering, marketing and sales operations and as divisional president.



     C.R. (Neil) Duarte has served as Vice President of the Company since its inception, as Vice President of CAC since 1995 and as President of Flow Automation since 1992. Prior to that, Mr. Duarte served in a variety of general, financial and engineering management positions with Input/Output, Hydril, Solar Turbines, Creole Production and Shell.



     William C. Holstead has served as Vice President of the Company since its inception and has served as President of CAC since October 1997. Prior to becoming President, Mr. Holstead served in various positions with CAC since 1991, including Manager, Western Hemisphere Sales and Manager, Automation Systems. Mr. Holstead has over 35 years of experience in the automation and electrical industry. In 1966, Mr. Holstead founded and served as Chief Executive Officer of Control Systematologist, Inc.



     Mark Whitman has served as Vice President of the Company since its inception, as President of Kay-Ray/Sensall since 1996 and as President of TN Technologies since 1992. Prior to joining the Company, he held various positions at Baker Hughes. He served as Vice President of Finance for Baker Hughes Process Equipment from 1990 to 1992, Controller and Chief Financial Officer for Baker Hughes Production Tools from 1988 to 1990, Controller and Chief Financial Officer for Texas Nuclear from 1981 to 1988 and Audit

Senior for Baker International Inc. in 1981. He was an Audit Senior with Ernst & Whinney from 1975 to 1981.



     John N. Hatsopoulos has served as Vice President, Chief Financial Officer and a Director of the Company since its inception and as Senior Vice President since January 1998. Mr. Hatsopoulos has been a Vice President and Chief Financial Officer of Thermo Instrument since 1988. Mr. Hatsopoulos has been President of Thermo Electron since January 1997, Chief Financial Officer of Thermo Electron since 1988 and was an Executive Vice President of Thermo Electron from 1986 to January 1997. He is also a Director of LOIS/USA, Inc., Thermo Electron, Thermedics Inc., Thermedics Detection Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Instrument, Thermo Power, Thermo TerraTech Inc. and Thermo Vision Corporation.


     Paul F. Kelleher has been the Chief Accounting Officer of the Company since its inception. Mr. Kelleher has served as Senior Vice President, Finance and Administration, of Thermo Electron since June 1997, as Vice President, Finance, from 1987 to June 1997 and as its Controller from 1982 to January 1996. He is also a Director of ThermoLase Corporation.


     Arvin H. Smith has been a Director of the Company since its inception. Mr. Smith has been a Director of Thermo Instrument since 1986. He has also been Chairman of the Board of Thermo Instrument since March 1997, was Chief Executive Officer from 1986 to January 1998, was President from 1986 to March 1997 and has been an Executive Vice President of Thermo Electron since 1991. Mr. Smith is currently Chairman of the Board of Thermo Power, a position he has held since December 1996. Mr. Smith is also a Director of Metrika Systems Corporation, Thermo BioAnalysis, Thermo Optek, Thermo Power, ThermoQuest, ThermoSpectra Corporation and Thermo Vision Corporation.



     Hutham S. Olayan has been a Director of the Company since March 1998. She has served since 1995 as president and a director of Olayan America Corporation, a member of the Olayan Group, and as president and a director of Competrol Real Estate Limited, another member of the Olayan Group, until its merger into Olayan America Corporation in 1997. The surviving company is engaged in private investments, including real estate, and advisory services. In addition, from 1985 to 1994, Ms. Olayan served as president and a director of Crescent Diversified Limited, another member of the Olayan Group engaged in private investments. Ms. Olayan is also a director of Thermo Electron and Trex Medical Corporation.


COMPENSATION OF DIRECTORS

     All Directors who are not employees of the Company, Thermo Instrument or Thermo Electron receive an annual retainer of $2,000 and a fee of $1,000 per day for attending meetings of the Board of Directors and $500 per day for participating in meetings of the Board of Directors held by means of conference telephone and for participating in certain meetings of committees of the Board of Directors. Payment of Directors fees is made quarterly. Messrs. Zolner, Hatsopoulos, Lewis, and Smith are all employees of Thermo Electron companies and do not receive any cash compensation from the Company for their services as Directors. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending such meetings.

     Directors Deferred Compensation Plan. Under the Company's Deferred Compensation Plan for Directors (the "Deferred Compensation Plan"), a Director has the right to defer receipt of his fees until he ceases to serve as a Director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of the Company that is not approved by the Board of Directors, deferred amounts become payable immediately. Either of the following is deemed to be a change of control: (a) the occurrence, without the prior approval of the Board of Directors, of the acquisition, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of Thermo Instrument or 25% or more of the outstanding common stock of Thermo Electron; or (b) the failure of the persons serving on the Board of Directors immediately prior to any contested election of directors or any exchange offer or tender offer for the Common Stock or the common stock of Thermo Instrument or Thermo Electron to constitute a majority of the Board of Directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred Compensation Plan are valued at the end of each quarter as units of Common Stock. When payable, amounts deferred may be disbursed solely in shares of Common

Stock accumulated under the Deferred Compensation Plan. As of March 3, 1998, the Company has reserved 25,000 shares under this plan. The Deferred Compensation Plan will not become effective until completion of an initial public offering. No stock options have been granted under this plan.


COMPENSATION OF EXECUTIVE OFFICERS

                           SUMMARY COMPENSATION TABLE

     The following table summarizes compensation for services to the Company in all capacities awarded to, earned by or paid to the Company's chief executive officer and three other executive officers for the fiscal year ended January 3, 1998. No other executive officer of the Company who held office at the end of fiscal 1997 met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules for this period. The Company is required to appoint certain executive officers and full-time employees of Thermo Electron as executive officers of the Company, in accordance with the Thermo Electron Corporate Charter. The compensation for these executive officers is determined and paid entirely by Thermo Electron. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Services Agreement between the Company and Thermo Electron. Accordingly, the compensation for these individuals is not reported in the following table. See "Relationship with Thermo Electron and Thermo Instrument."

                           SUMMARY COMPENSATION TABLE


                                                                      LONG-TERM
                                                                    COMPENSATION
                                                                  ------------------
                                                                     SECURITIES
                                        ANNUAL COMPENSATION       UNDERLYING OPTIONS
                                       ----------------------     (NO. OF SHARES AND     ALL OTHER
 NAME AND PRINCIPAL POSITION    FY      SALARY       BONUS           COMPANY)(1)       COMPENSATION(2)
William J. Zolner............  1997    $150,000    $100,000(3)       50,000(ONX)          $7,200
  President and Chief
  Executive                                                          10,000(TMO)
  Officer
Mark Whitman.................  1997    $141,600    $ 40,500(3)       13,333(ONX)          $7,200
  Vice President
C.R. (Neil) Duarte...........  1997    $112,791    $       (4)       10,000(ONX)          $5,344
  Vice President
William C. Holstead..........  1997    $ 97,213    $       (4)       13,333(ONX)          $4,802
  Vice President


---------------

(1) All options to purchase shares of the Company's Common Stock shown in the table were granted after the end of fiscal 1997 but are included in the table for clarity of presentation. In addition to grants of options to purchase Common Stock of the Corporation (designated in the table as "ONX"), the named executive officers of the Company have been granted options to purchase common stock of Thermo Electron and certain of its other subsidiaries as part of Thermo Electron's stock option program. Options have been granted during the last fiscal year to the named executive officers in Thermo Electron (designated in the table as "TMO").


(2) Represents the amount of matching contributions made by the individual's employer on behalf of the named executive officer participating in the Thermo Electron 401(k) plan.

(3) As bonuses have not yet been determined for fiscal 1997, the bonus amounts shown for fiscal 1997 are estimates.

(4) Bonuses have not yet been determined for fiscal 1997 and estimated bonuses are not available for these individuals.

     Stock Options Granted During Fiscal 1997

     The following table sets forth information concerning individual grants of stock options made during fiscal 1997 to the Company's chief executive officer and the other named executive officers. It has not been the Company's policy in the past to grant stock appreciation rights, and no rights were granted during fiscal 1997.

                          OPTION GRANTS IN FISCAL 1997


                                                                                                   POTENTIAL REALIZABLE
                                                                                                     VALUE AT ASSUMED
                                                                                                     ANNUAL RATES OF
                        NUMBER OF SHARES      % OF TOTAL                                          STOCK PRICE APPRECIATION
                           UNDERLYING       OPTIONS GRANTED                                          FOR OPTION TERM(2)
                            OPTIONS         TO EMPLOYEES IN   EXERCISE PRICE                      ------------------------
        NAME               GRANTED(1)         FISCAL YEAR        PER SHARE      EXPIRATION DATE      5%            10%
William J. Zolner....      50,000(ONX)           11.3%            $14.25           01/21/10       $567,150     $1,523,500
                           10,000(TMO)            0.7%(3)          39.39           09/24/09       $313,500     $  842,300
Mark Whitman.........      13,333(ONX)            3.0%             14.25           01/21/10       $151,196     $  406,257
C.R. (Neil) Duarte...      10,000(ONX)            2.3%             14.25           01/21/10       $113,400     $  304,700
William C.
  Holstead...........      13,333(ONX)            3.0%             14.25           01/21/05       $ 77,331     $  180,262


---------------

(1) All options to purchase shares of the Common Stock of the Company (designated in the table as "ONX") were granted after the end of fiscal 1997 but are included in the table for clarity of presentation. As part of Thermo Electron's stock option program, options have been granted during fiscal 1997 to the named executive officers to purchase the common stock of Thermo Electron (designated in the table as "TMO"). All of the options granted during the fiscal year are immediately exercisable, except that the options to purchase shares of the Common Stock of the Company are not exercisable until the earlier of (i) 90 days after the effective date of the registration of the Company's Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (ii) nine years after the grant date. In all cases, the shares acquired upon exercise are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. For companies that are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date. The granting corporation may permit the holders of all such options to exercise options and satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation.


(2) The amounts shown in this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the option holders' continued employment through the option period and the date on which the options are exercised.

(3) These options were granted under stock option plans maintained by Thermo Electron and, accordingly, are reported as a percentage of total options granted to employees of Thermo Electron and its subsidiaries.

     Stock Options Exercised During Fiscal 1997 and Fiscal Year-End Option
Values


     The following table reports certain information regarding stock option exercises during fiscal 1997 and outstanding stock options to purchase shares of Thermo Electron, the Company and other Thermo Subsidiaries held at the end of fiscal 1997 by the Company's chief executive and the other named executive officers. No stock appreciation rights were exercised or were outstanding during fiscal 1997.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES


                                                                               NUMBER OF                VALUE OF
                                                                         SECURITIES UNDERLYING        UNEXERCISED
                                                    SHARES                UNEXERCISED OPTIONS     IN-THE-MONEY OPTIONS
                                                   ACQUIRED                AT FISCAL YEAR-END      AT FISCAL YEAR-END
                                                      ON       VALUE         (EXERCISABLE/           (EXERCISABLE/
            NAME                    COMPANY        EXERCISE   REALIZED     UNEXERCISABLE)(1)         UNEXERCISABLE)
William J. Zolner............  ONIX                   --         --             0/50,000                     --/0(2)
                               Thermo Electron        --         --             28,375/0               $280,494/0
                               Thermo BioAnalysis     --         --              2,000/0                $19,000/0
                               Thermo Instrument      --         --             61,718/0               $563,094/0
                               Thermo Optek           --         --             15,000/0                $71,700/0
                               ThermoQuest            --         --             10,000/0                $50,000/0
                               ThermoSpectra          --         --              2,500/0                   $158/0

Mark Whitman.................  ONIX                   --         --             0/13,333                     --/0(2)
                               Thermo Instrument      --         --             28,750/0               $468,825/0
                               Thermo Optek           --         --              7,500/0                $35,850/0
                               ThermoQuest            --         --              5,000/0                $25,000/0
                               ThermoSpectra          --         --                800/0                    $50/0

C.R. (Neil) Duarte...........  ONIX                   --         --             0/10,000                     --/0(2)
                               Thermo Instrument      --         --             10,000/0                $64,200/0
                               Thermo Optek           --         --              6,000/0                $28,680/0
                               ThermoQuest            --         --              4,000/0                $20,000/0

William C. Holstead..........  ONIX                   --         --             0/13,333                     --/0(2)
                               Thermo Instrument      --         --              7,265/0                $99,929/0


---------------

(1) All options to purchase shares of the Common Stock of the Company were granted after the end of fiscal 1997 but are included in the table for clarity of presentation. All of the options reported outstanding at the end of the fiscal year are immediately exercisable, except that the options to purchase shares of the Common Stock of the Company are not exercisable until the earlier of (i) 90 days after the effective date of the registration of the Company's Common Stock under Section 12 of the Exchange Act and (ii) nine years after the grant date. In all cases, the shares acquired upon exercise of the options reported in the table are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term, which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. For companies whose shares are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date.



(2) No public market existed for the shares as of March 3, 1998. Accordingly, no value in excess of the exercise price has been attributed to these options.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDER


     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 3, 1998 with respect to each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.


NAME AND ADDRESS                                         NUMBER OF SHARES     PERCENTAGE OF OUTSTANDING
OF BENEFICIAL OWNER                                     BENEFICIALLY OWNED    SHARES BENEFICIALLY OWNED
Thermo Electron Corporation(1)........................      10,666,667                   87%
  81 Wyman Street
  Waltham, MA 02254-9046

---------------


(1) Thermo Electron beneficially owned 87% of the Common Stock outstanding as of March 3, 1998 through its ownership of Thermo Instrument. Thermo Electron, through Thermo Instrument, has the power to elect all of the members of the Company's Board of Directors. After the sale of the Common Stock in this offering, Thermo Electron will beneficially own approximately 70% of the outstanding Common Stock (approximately 68% if the Underwriters' over-allotment option is exercised in full).



     Thermo Instrument intends to adopt a stock option plan with respect to the Common Stock that it owns. Under this plan, options to purchase up to 100,000 shares of such stock may be granted to any person within the discretion of the human resources committee of the Board of Directors of Thermo Instrument, including officers and key employees of Thermo Instrument.


MANAGEMENT


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of January 31, 1998 as well as information regarding the beneficial ownership of the common stock of Thermo Instrument and Thermo Electron, as of January 31, 1998, with respect to (i) each Director, (ii) each executive officer named in the summary compensation table above and (iii) all Directors and current executive officers as a group.



     While certain Directors or executive officers of the Company are also directors and executive officers of Thermo Instrument or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the 10,666,667 shares of Common Stock owned by Thermo Instrument.



                                               ONIX SYSTEMS        THERMO INSTRUMENT    THERMO ELECTRON
NAME(1)                                          INC.(2)            SYSTEMS INC.(3)     CORPORATION(4)
C.R. (Neil) Duarte.......................             --                 10,328                  584

John N. Hatsopoulos......................             --                 84,226              681,072

William C. Holstead......................             --                  7,356                   92

Earl R. Lewis............................            333                203,726               84,037

Hutham S. Olayan.........................             --                  2,343               25,852

Arvin H. Smith...........................          4,000                539,583              519,038

Mark Whitman.............................             --                 29,582                  719

William J. Zolner........................             --                 62,114               28,639

All Directors and executive officers as a
  group (9 persons)......................          4,333                962,623            1,471,788


---------------

(1) Except as reflected in the footnotes to this table, shares of Common Stock and common stock of Thermo Instrument and Thermo Electron beneficially owned include shares owned by the indicated person and by that person for the benefit of minor children, and all share ownership involves sole voting and investment power.

(2) Shares beneficially owned by Mr. Lewis include 333 shares held by his son. Shares beneficially owned by Mr. Smith include 4,000 shares held by his spouse. Shares beneficially owned by Ms. Olayan do not include 16,666 shares owned by Crescent International Holdings Limited, a member of the Olayan Group. Crescent International Holdings Limited is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the shares owned by Crescent International Holdings Limited. As of January 31, 1998, no Director or executive officer beneficially owned more than 1% of the Common Stock outstanding as of such date, and all Directors and executive officers as a group beneficially owned less than 1% of the Common Stock outstanding as of such date.



(3) Shares of the common stock of Thermo Instrument beneficially owned by Mr. Duarte, Mr. Hatsopoulos, Mr. Holstead, Mr. Lewis, Ms. Olayan, Mr. Smith, Mr. Whitman, Dr. Zolner and all Directors and executive officers as a group include 10,000; 70,312; 7,265; 172,085; 2,343; 292,968; 28,750; 61,718; and
    664,191 shares, respectively that such person or group has the right to acquire within 60 days after January 31, 1998, through the exercise of stock options. Shares of the common stock of Thermo Instrument beneficially owned by Mr. Hatsopoulos, Mr. Smith and all Directors and executive officers as a group include 661, 663 and 1,819 full shares, respectively, allocated through January 31, 1998, to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets are executive officers of Thermo Electron. Shares beneficially owned by Mr. Lewis include 2,987 shares held by Mr. Lewis' spouse. No Director or executive officer beneficially owned more than 1% of the common stock of Thermo Instrument outstanding as of January 31, 1998; all Directors and executive officers as a group beneficially owned less than 1% of such common stock outstanding as of such date.



(4) Shares of the common stock of Thermo Electron beneficially owned by Mr. Hatsopoulos, Mr. Lewis, Ms. Olayan, Mr. Smith, Dr. Zolner and all Directors and executive officers as a group include 615,435; 84,037; 10,375; 228,411; 28,375; and 1,056,670 shares that such person or group has the right to acquire within 60 days after January 31, 1998, through the exercise of stock options. Shares of the common stock of Thermo Electron beneficially owned by Mr. Hatsopoulos, Mr. Smith and all Directors and executive officers as a group include 2,036, 1,717 and 5,179 full shares, respectively, allocated to accounts maintained pursuant to the ESOP. Shares beneficially owned by Ms. Olayan and all Directors and executive officers as a group include 15,477 full shares allocated to Ms. Olayan's account maintained pursuant to Thermo Electron's deferred compensation plan for directors. Shares beneficially owned by Ms. Olayan do not include 4,865,300 shares owned by Crescent Holding GmbH, a member of the Olayan Group. Crescent Holding GmbH is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the shares owned by Crescent Holding GmbH. No Director or executive officer beneficially owned more than 1% of the common stock of Thermo Electron outstanding as of January 31, 1998; all Directors and executive officers as a group beneficially owned less than 1% of such common stock outstanding as of such date.

                          DESCRIPTION OF CAPITAL STOCK


     As of March 3, 1998, the Company had 50,000,000 shares of Common Stock authorized for issuance, of which 12,306,337 were issued and outstanding. Each share of Common Stock is entitled to pro rata participation in distributions upon liquidation and to one vote on all matters submitted to a vote of stockholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive or similar rights. The outstanding shares of Common Stock are, and the shares offered hereby when issued will be, legally issued, fully paid and nonassessable.



     The shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all the Directors if they so choose, and in such event, the holders of the remaining shares cannot elect any Directors. Prior to this offering, Thermo Instrument owned 10,666,667 shares of Common Stock, which represented approximately 87% of the outstanding Common Stock. Upon completion of this offering, Thermo Instrument (and Thermo Electron through its majority ownership of Thermo Instrument) will continue to own approximately 70% of the outstanding Common Stock, and will have the power to elect all of the members of the Company's Board of Directors.


     The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts or omissions that involve intentional misconduct or a knowing violation of law. The Company's Certificate of Incorporation also contains provisions to indemnify the Directors and officers of the Company to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors and officers.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, there will be 15,306,337 shares of Common Stock of the Company outstanding (assuming no exercise of the Underwriters' over-allotment option). The shares issued in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by affiliates of the Company, as that term is defined in Rule 144 under the Securities Act, may generally only be resold in compliance with applicable provisions of Rule 144. The Company has agreed, pursuant to a Stock Purchase Agreement with the shareholders of the Company other than Thermo Instrument, to file a registration statement under the Securities Act covering the sale of 1,639,670 shares of the Common Stock owned by them (the "Registrable Shares") within 120 days of the closing of this offering. All fees, costs and expenses of the registration of the Registrable Shares will be paid by the Company. See "Risk Factors -- Shares Eligible for Sale After this Offering."



     Of such 15,306,337 outstanding shares, 10,666,667 will be owned by Thermo Instrument. The Company, Thermo Instrument and Thermo Electron have agreed not to, without the prior written consent of DLJ (as defined below under the caption "Underwriters"), offer, sell, grant any option to purchase or otherwise dispose of any shares of the Common Stock within 180 days after the date of this Prospectus, other than (i) shares of Common Stock to be sold to the Underwriters in this offering, (ii) the issuance of options and sales of shares of Common Stock pursuant to existing stock-based compensation plans, and (iii) shares of Common Stock issuable upon the conversion of securities outstanding on the date of this Prospectus. Upon expiration of this lock-up agreement, Thermo Instrument may sell its shares of Common Stock in an offering registered under the Securities Act or pursuant to an exemption from such registration. So long as Thermo Instrument is able to elect a majority of the Board of Directors it will be able to cause the Company at any time to register under the Securities Act all or a portion of the Common Stock owned by Thermo Instrument or its affiliates, in which case it would be able to sell such shares without restriction upon effectiveness of the registration statement. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or
(ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date of the notice filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about the Company. In addition, a person who is deemed an "affiliate" of the Company must comply with Rule 144 in any sale of shares of Common Stock not covered by a registration statement (except, in the case of registered shares acquired by the affiliate on the open market, for the holding period requirement). A person (or person whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume, notice and other limitations of Rule 144. In meeting the one and two year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not an affiliate.


     The Company has reserved 1,091,667 shares for grants under its existing stock-based compensation plans. As of March 3, 1998, the Company had options outstanding to purchase up to 531,891 shares of Common Stock to its employees and Directors at an exercise price of $14.25 per share. None of such options are currently exercisable. Ninety days after the completion of the Company's initial public offering, such options will become immediately exercisable, subject to repurchase at the exercise price if the optionee ceases to be employed by the Company. This repurchase right lapses ratably (on an annual basis) over a five- to ten-year period depending upon the term of the option. As of March 3, 1998, the repurchase rights had not lapsed with respect to any shares issuable upon exercise of outstanding options. The Company intends to file registration statements under the Securities Act to register all shares of Common Stock issuable under such plans. Shares covered by these registration statements will be eligible for sale in the public market after the effective date of such registration statements. Each of the Company, Thermo Instrument and Thermo Electron has agreed that it will not offer, sell, or grant any option to purchase or otherwise dispose of any shares of Common Stock (except for the grant of options and the sale of shares of Common Stock pursuant to stock-based compensation plans, sales to Thermo Instrument and the issuance of shares as consideration for the acquisition of one or more businesses (provided that such shares may not be resold prior to the expiration of 180 days after the date of this Prospectus)) within 180 days after the date of this Prospectus, without the prior consent of DLJ.


     Prior to this offering there has been no public market for the Common Stock. The effect, if any, of public sales or the availability of shares for sale at prevailing market prices cannot be predicted. Nevertheless, sales of substantial amounts of shares in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement, dated
               , 1998 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Lazard Freres & Co. LLC and Gruntal & Co., L.L.C. (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below:


                                                                   NUMBER OF
                        UNDERWRITERS                                 SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Lazard Freres & Co. LLC.....................................
Gruntal & Co., L.L.C........................................



                                                                   ---------
     Total..................................................       3,000,000
                                                                   =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $          per
share. The Underwriters may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of $ per share. After the initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 450,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.


     The Company and Thermo Electron have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.


     The Company and Thermo Electron have agreed (and Thermo Electron has agreed to cause Thermo Instrument), subject to certain conditions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) are to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ (except for the issuance or sale of shares of Common Stock pursuant to existing stock option, purchase and compensation plans of the Company, Thermo Instrument or Thermo Electron, or upon conversion of any currently outstanding convertible securities described in the Prospectus, or the issuance or sale of shares of Common Stock as consideration for the acquisition of one or more businesses provided that such Common Stock may not be resold prior to the expiration of the 180-day period referenced above, or the issuance or sale of shares of Common Stock by the Company to Thermo Instrument and except for the grant of options by the Company, Thermo Instrument or Thermo Electron pursuant to existing stock option, purchase and compensation plans).


     Prior to the offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if DLJ repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Certain of the Underwriters from time to time have rendered various investment banking services to the Company, Thermo Electron and their affiliates and received customary compensation therefor.

                                 LEGAL OPINIONS


     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Seth H. Hoogasian, Esq., General Counsel of Thermo Electron, Thermo Instrument and the Company, and certain legal matters will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Mr. Hoogasian owns or has the right to acquire 3,333 shares of Common Stock of the Company, 20,986 shares of common stock of Thermo Instrument and 108,764 shares of common stock of Thermo Electron.


                                    EXPERTS

     The financial statements of the Company included in this Prospectus and the financial statement schedule included in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of the fees prescribed by the Commission from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of such site is http://www.sec.gov.

                          REPORTS TO SECURITY HOLDERS

     The Company intends to furnish holders of the Common Stock offered hereby with annual reports containing financial statements audited by an independent public accounting firm and with quarterly reports containing unaudited summary financial statements for each of the first three quarters of each fiscal year.

                               ONIX SYSTEMS INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Statement of Income for the years ended
  December 30, 1995, December 28, 1996 and January 3,
  1998......................................................  F-3
Consolidated Balance Sheet as of December 28, 1996 and
  January 3, 1998...........................................  F-4
Consolidated Statement of Cash Flows for the years ended
  December 30, 1995, December 28, 1996 and January 3,
  1998......................................................  F-5
Consolidated Statement of Shareholders' Investment for the
  years ended December 30, 1995, December 28, 1996 and
  January 3, 1998...........................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of ONIX Systems Inc.:

     We have audited the accompanying consolidated balance sheet of ONIX Systems Inc. (a Delaware corporation and 87%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of December 28, 1996 and January 3, 1998, and the related consolidated statements of income, cash flows and shareholders' investment for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ONIX Systems Inc. and subsidiaries as of December 28, 1996 and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 28, 1998

                               ONIX SYSTEMS INC.

                        CONSOLIDATED STATEMENT OF INCOME


                                                              1995        1996         1997
                                                             -------     -------     --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues (Notes 6 and 8)...................................  $72,105     $95,316     $121,525
                                                             -------     -------     --------
Costs and Operating Expenses:
     Cost of revenues......................................   43,636      59,715       72,006
     Selling, general and administrative expenses
       (Note 6)............................................   17,310      21,935       28,201
     Research and development expenses.....................    5,042       5,568        6,830
                                                             -------     -------     --------
                                                              65,988      87,218      107,037
                                                             -------     -------     --------
Operating Income...........................................    6,117       8,098       14,488
Interest Income............................................       --          --          344
Interest Expense...........................................       --          --         (113)
                                                             -------     -------     --------
Income Before Provision for Income Taxes...................    6,117       8,098       14,719
Provision for Income Taxes (Note 4)........................    2,490       3,240        5,920
                                                             -------     -------     --------
Net Income.................................................  $ 3,627     $ 4,858     $  8,799
                                                             =======     =======     ========
Basic and Diluted Earnings per Share (Note 9)..............  $   .34     $   .46     $    .79
                                                             =======     =======     ========
Basic and Diluted Weighted Average Shares (Note 9).........   10,667      10,667       11,083
                                                             =======     =======     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                               ONIX SYSTEMS INC.

                           CONSOLIDATED BALANCE SHEET


                                                               1996          1997
                                                               ----          ----
                                                             (IN THOUSANDS, EXCEPT
                                                                 SHARE AMOUNTS)
ASSETS
Current Assets:
     Cash and cash equivalents..............................  $ 2,386      $ 24,960
     Accounts receivable, less allowances of $1,347 and
      $2,155................................................   26,862        32,583
     Inventories............................................   20,130        32,932
     Prepaid expenses.......................................      778         1,032
     Deferred tax asset (Note 4)............................    2,047         3,531
     Due from affiliated companies..........................      342            --
                                                              -------      --------
                                                               52,545        95,038
                                                              -------      --------
Property, Plant and Equipment, at Cost, Net.................    6,425         9,145
                                                              -------      --------
Other Assets................................................      185            87
                                                              -------      --------
Cost in Excess of Net Assets of Acquired Companies (Note
  2)........................................................   37,855        55,439
                                                              -------      --------
                                                              $97,010      $159,709
                                                              =======      ========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
     Payable to affiliated companies (Note 2)...............  $    --      $ 19,508
     Accounts payable.......................................    9,497        12,775
     Accrued payroll and employee benefits..................    3,861         3,811
     Accrued income taxes...................................      800         3,455
     Accrued installation and warranty expenses.............    1,093         1,583
     Deferred revenue.......................................      597         3,624
     Other accrued expenses.................................    6,824         8,335
                                                              -------      --------
                                                               22,672        53,091
                                                              -------      --------
Deferred Income Taxes (Note 4)..............................    1,228         1,680
                                                              -------      --------
Commitments and Contingency (Notes 5 and 6)
Shareholders' Investment (Notes 7 and 10):
     Common stock, $.01 par value, 50,000,000 shares
      authorized in 1997; 12,306,337 shares issued and
      outstanding in 1997...................................       --           123
     Capital in excess of par value.........................       --       100,966
     Retained earnings......................................       --         3,150
     Net parent company investment..........................   72,437            --
     Cumulative translation adjustment......................      673           699
                                                              -------      --------
                                                               73,110       104,938
                                                              -------      --------
                                                              $97,010      $159,709
                                                              =======      ========


  The accompanying notes are an integral part of these consolidated financial statements.

                               ONIX SYSTEMS INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                               1995       1996       1997
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES:
     Net income.............................................  $ 3,627    $ 4,858    $ 8,799
     Adjustments to reconcile net income to net cash
       provided by operating activities:
          Provision for losses on accounts receivable.......      779        283        674
          Depreciation and amortization.....................    1,909      2,530      3,172
          Increase in deferred income taxes.................      700        312        450
          Other noncash items...............................      (18)        --         (7)
          Changes in current accounts, excluding the effects
            of acquisitions:
               Accounts receivable..........................   (3,343)    (2,857)     1,746
               Inventories..................................     (413)    (1,517)    (4,991)
               Other current assets.........................    2,937      2,674       (600)
               Accounts payable.............................      362      2,824       (227)
               Other current liabilities....................   (3,304)    (1,244)     3,980
          Other.............................................      127       (155)       328
                                                              -------    -------    -------
            Net cash provided by operating activities.......    3,363      7,708     13,324
                                                              -------    -------    -------
INVESTING ACTIVITIES:
     Acquisitions, net of cash acquired (Note 2)............       --         --     (9,660)
     Purchases of property, plant and equipment.............   (1,093)    (1,505)    (1,868)
     Proceeds from sale of property, plant and equipment....      595         --        240
                                                              -------    -------    -------
            Net cash used in investing activities...........     (498)    (1,505)   (11,288)
                                                              -------    -------    -------
FINANCING ACTIVITIES:
     Net proceeds from issuance of Company common stock
       (Note 7).............................................       --         --     21,955
     Net transfers to parent company prior to capitalization
       of the Company.......................................   (2,346)    (4,662)      (865)
                                                              -------    -------    -------
            Net cash provided by (used in) financing
               activities...................................   (2,346)    (4,662)    21,090
                                                              -------    -------    -------
Exchange Rate Effect on Cash................................     (123)       182       (552)
                                                              -------    -------    -------
Increase in Cash and Cash Equivalents.......................      396      1,723     22,574
Cash and Cash Equivalents at Beginning of Year..............      267        663      2,386
                                                              -------    -------    -------
Cash and Cash Equivalents at End of Year....................  $   663    $ 2,386    $24,960
                                                              =======    =======    =======
CASH PAID FOR:
     Income taxes...........................................  $ 1,740    $ 1,938    $ 6,341
NONCASH ACTIVITIES (NOTE 2):
     Transfer of acquired businesses from parent company....  $ 7,772    $12,345    $ 1,913
                                                              =======    =======    =======
     Fair value of assets of acquired companies.............  $    --    $    --    $34,989
     Cash paid for acquired companies.......................       --         --     (9,889)
     Payable to affiliated company..........................       --         --    (19,117)
                                                              -------    -------    -------
       Liabilities assumed of acquired companies............  $    --    $    --    $ 5,983
                                                              =======    =======    =======


  The accompanying notes are an integral part of these consolidated financial statements.

                               ONIX SYSTEMS INC.

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT


                                                            1995         1996          1997
                                                            ----         ----          ----
                                                                     (IN THOUSANDS)
COMMON STOCK, $.01 PAR VALUE
     Balance at beginning of year.......................   $    --      $    --      $     --
     Capitalization of the Company......................        --           --           107
     Net proceeds from issuance of Company common stock
       (Note 7).........................................        --           --            16
                                                           -------      -------      --------
     Balance at end of year.............................        --           --           123
                                                           -------      -------      --------
CAPITAL IN EXCESS OF PAR VALUE
     Balance at beginning of year.......................        --           --            --
     Capitalization of the Company......................        --           --        79,027
     Net proceeds from issuance of Company common stock
       (Note 7).........................................        --           --        21,939
                                                           -------      -------      --------
     Balance at end of year.............................        --           --       100,966
                                                           -------      -------      --------
RETAINED EARNINGS
     Balance at beginning of year.......................        --           --            --
     Net income after capitalization of the Company.....        --           --         3,150
                                                           -------      -------      --------
     Balance at end of year.............................        --           --         3,150
                                                           -------      -------      --------
NET PARENT COMPANY INVESTMENT
     Balance at beginning of year.......................    50,843       59,896        72,437
     Net income prior to capitalization of the
       Company..........................................     3,627        4,858         5,649
     Transfer of acquired businesses from parent company
       (Note 2).........................................     7,772       12,345         1,913
     Net transfers to parent company prior to
       capitalization of the Company....................    (2,346)      (4,662)         (865)
     Capitalization of the Company......................        --           --       (79,134)
                                                           -------      -------      --------
     Balance at end of year.............................    59,896       72,437            --
                                                           -------      -------      --------
CUMULATIVE TRANSLATION ADJUSTMENT
     Balance at beginning of year.......................        49         (105)          673
     Translation adjustment.............................      (154)         778            26
                                                           -------      -------      --------
     Balance at end of year.............................      (105)         673           699
                                                           -------      -------      --------
TOTAL SHAREHOLDERS' INVESTMENT..........................   $59,791      $73,110      $104,938
                                                           =======      =======      ========


  The accompanying notes are an integral part of these consolidated financial statements.

                               ONIX SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     ONIX Systems Inc. ("ONIX" or the "Company") designs, develops, markets and services sophisticated field measurement instruments and on-line sensors. These products incorporate a range of advanced measurement technologies to provide real-time data collection, analysis and local control functions to enhance production efficiency, improve process and quality control, ensure regulatory compliance and increase employee safety. The Company manufactures field measurement instruments and on-line sensors in four general product areas: flow instruments, level and density instruments, composition analysis instruments and industry-specific instruments.

RELATIONSHIP WITH THERMO INSTRUMENT SYSTEMS INC. AND THERMO ELECTRON CORPORATION


     The Company operated as a division of Thermo Instrument Systems Inc. (Thermo Instrument) until its incorporation as a Delaware corporation in August 1997 as a wholly owned subsidiary of Thermo Instrument. At that time, Thermo Instrument contributed all of the assets or stock of certain of its subsidiaries relating to the CAC, Flow Automation, TN Technologies, Kay-Ray/Sensall, Houston Atlas, Westronics and VG Gas businesses to the Company in exchange for 10,666,667 shares of the Company's common stock. The transfer of assets from Thermo Instrument was recorded at historical cost. As of January 3, 1998, Thermo Instrument owned 87% of the Company's outstanding common stock. As of January 3, 1998, Thermo Instrument was an 82%-owned subsidiary of Thermo Electron Corporation (Thermo Electron).


     The accompanying financial statements include the assets, liabilities, income and expenses of the Company as included in Thermo Instrument's consolidated financial statements. The accompanying financial statements do not include Thermo Instrument's general corporate debt, which is used to finance operations of all of its respective business segments, or an allocation of Thermo Instrument's interest expense. The Company had positive cash flow from operations for all periods presented.

PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

FISCAL YEAR

     The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1995, 1996 and 1997 are for the fiscal years ended December 30, 1995, December 28, 1996 and January 3, 1998, respectively. Fiscal years 1995 and 1996 each included 52 weeks; 1997 included 53 weeks.

REVENUE RECOGNITION


     The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying 1997 balance sheet includes $3.1 million for products that were shipped pending customer acceptance. Customer acceptance was not received as of year end; therefore, as of January 3, 1998, the Company has deferred recognition of such revenue and the associated costs are included in inventories as of January 3, 1998.


STOCK-BASED COMPENSATION PLANS

     The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

INCOME TAXES

     The Company and Thermo Electron have a tax allocation agreement under which the Company is included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. Upon completion of the proposed initial public offering, Thermo Instrument's ownership of the Company will drop below 80% and the Company will be required to file its own corporate tax returns.

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

EARNINGS PER SHARE


     Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Earnings per share have been computed in accordance with SFAS No. 128 "Earnings per Share." Basic and diluted earnings per share are the same as one another for each of the years presented and have been computed by dividing net income by the weighted average number of shares outstanding during the year. Weighted average shares for all periods include 10,666,667 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and, in 1997, the effect of shares sold through the Company's private placement.


CASH AND CASH EQUIVALENTS

     Prior to its incorporation, the cash receipts and disbursements of the Company's domestic operations were combined with other Thermo Instrument corporate cash transactions and balances. Therefore, cash of the Company's domestic operations through August 1997 is not included in the accompanying balance sheet.


     As of January 3, 1998, $19,618,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government-agency securities, corporate notes, commercial paper, money market funds and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of January 3, 1998, the Company's cash equivalents also include investments in short-term certificates of deposit of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.


INVENTORIES

     Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor and manufacturing overhead. The components of inventories are as follows:

                                                        1996       1997
                                                       -------    -------
                                                         (IN THOUSANDS)
Raw materials and supplies...........................  $ 9,526    $18,095
Work in process......................................    7,195      8,033
Finished goods.......................................    3,409      6,804
                                                       -------    -------
                                                       $20,130    $32,932
                                                       =======    =======

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 30 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant and equipment consists of the following:

                                                        1996       1997
                                                       -------    -------
                                                         (IN THOUSANDS)
Buildings............................................  $   907    $ 1,485
Machinery, equipment and leasehold improvements......    8,906     12,928
                                                       -------    -------
                                                         9,813     14,413
Less: Accumulated depreciation and amortization......    3,388      5,268
                                                       -------    -------
                                                       $ 6,425    $ 9,145
                                                       =======    =======

COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES

     The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $2,287,000 and $3,488,000 at year-end 1996 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, due from/payable to affiliated companies and accounts payable. The carrying amounts of these financial instruments approximate fair value due to their short-term nature.

FOREIGN CURRENCY

     All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year, in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  ACQUISITIONS

     On November 6, 1997, Thermo Power Corporation (Thermo Power), a majority owned subsidiary of Thermo Electron, acquired Peek plc. Thereafter, the Company acquired from Thermo Power the assets of the Peek Measurement Business for $19,117,000. The purchase price was determined based on the net book value of the Peek Measurement Business at November 6, 1997, a pro rata allocation of Thermo Power's total cost in

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

excess of net assets of acquired companies recorded in connection with its acquisition of Peek plc based on 1997 revenues of Peek Measurement relative to Peek plc's total revenues, plus an estimate of Thermo Power's tax liability that arises from the sale of the business to the Company. Peek Measurement manufactures flow and density measurement systems for use in the water/wastewater and oil and gas industries. The purchase price is included in payable to affiliated companies in the accompanying 1997 balance sheet.

     On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc (Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc. Thereafter, Thermo Instrument contributed the business of VG Gas Analysis (VG Gas), the on-line process analysis division of Fisons, to the Company. The amount of net assets transferred, $6,345,000, was determined based on the net book value of VG Gas at March 29, 1996, and a pro rata allocation of Thermo Instrument's total cost in excess of net assets of acquired companies recorded in connection with its acquisition of the Fisons businesses, based on the revenues of VG Gas relative to the total revenues of all of the Fisons businesses purchased by Thermo Instrument.


     The methodology used to determine the purchase price for Peek Measurement and VG Gas and the accounting used, which includes the results of operations from the date the respective businesses became owned by Thermo Electron subsidiaries, is consistent with the methodology used to account for the transfer of other operating units of newly acquired businesses among majority-owned subsidiaries of Thermo Electron.


     Because the Company, Peek Measurement and VG Gas were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transactions have been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's financial statements include the results of Peek Measurement and VG Gas from November 6, 1997 and March 29, 1996, the respective dates Peek Measurement and VG Gas were acquired by Thermo Electron's majority-owned subsidiaries.


     In May 1997, Thermo Instrument acquired the Angus Electronics division of Esterline Technologies Corporation for $1,913,000 in cash and the assumption of certain liabilities totaling $823,000, primarily consisting of trade payables and other accrued expenses. Angus manufactures and distributes analog and digital data acquisition and recorder products and power measurement instruments. In December 1997, the Company acquired the assets comprising the Rustrak Ranger Logger product line (Ranger) for $1,803,000 and the assumption of certain liabilities totaling $91,000, primarily consisting of trade payables and other accrued expenses. Also, in December 1997, the Company acquired substantially all of the assets of Fluid Data, Inc. (Fluid Data) for $8,500,000 in cash and the assumption of certain liabilities totaling $2,661,000, primarily consisting of trade payables and other accrued expenses. Fluid Data is a manufacturer and distributor of pyrolysis gas sampling systems, on-line process gas chromatographs, chemiluminescent sulfur chromatography systems and high speed calorimeters.



     In October 1996, Thermo Instrument acquired Kay-Ray/Sensall from Rosemount Inc., a division of Emerson Electric Co., Inc., for $6,000,000 in cash. Kay-Ray/Sensall is a manufacturer and distributor of nuclear gauges and ultrasonic point level and continuous level switches.



     In July 1995, Thermo Instrument acquired the Flow Automation division of Galveston-Houston Company for $7,800,000 in cash and the assumption of certain liabilities totaling $2,423,000, primarily consisting of trade payables and other accrued expenses. Flow Automation is a supplier of fluid flow measurement and control devices and offers a full range of electronic products to the gas/pipeline automation market.


     These acquisitions, except for Peek Measurement and VG Gas, have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $30,848,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


net assets acquired and, for the businesses acquired in 1997, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates that the final allocation will differ materially from the preliminary estimates although the Company expects to undertake an analysis to determine whether any intangible assets other than cost in excess of net assets acquired exist for its recent acquisitions of Fluid Data and Peek Measurement. Existence of such intangibles would result in a change in the preliminary estimate of the purchase price allocation to an increase in assets with shorter economic lives than cost in excess of net assets acquired and higher annual amortization expense. Based upon a preliminary review, the Company does not expect that any such adjustment will materially affect its future results of operations.



     The assets and liabilities were recorded at their estimated fair values as follows:



                          PEEK                                    KAY-RAY/        FLOW
                       MEASUREMENT     VG GAS      FLUID DATA      SENSALL     AUTOMATION      OTHER
                       -----------   -----------   -----------   -----------   -----------   ----------
Purchase price.......  $19,117,000   $ 6,345,000   $ 8,500,000   $ 6,000,000   $ 7,800,000   $3,716,000
                       -----------   -----------   -----------   -----------   -----------   ----------
Allocation to:
  Current assets.....    7,080,000     4,072,000     7,570,000     3,393,000     6,129,000    1,913,000

  Property, plant and
     equipment.......    1,100,000       404,000       627,000       589,000       703,000    1,356,000

  Current
     liabilities.....   (3,460,000)   (2,222,000)   (2,661,000)   (2,626,000)   (2,423,000)    (914,000)

  Cost in excess of
     net assets
     acquired........   14,397,000     4,091,000     2,964,000     4,644,000     3,391,000    1,361,000



     Based on unaudited data, the following table presents selected financial information for the Company, Peek Measurement, Fluid Data, VG Gas and Kay-Ray/Sensall on a pro forma basis, assuming that the Company, Peek Measurement and Fluid Data had been combined since the beginning of 1996 and the Company, VG Gas and Kay-Ray/Sensall had been combined since the beginning of 1995. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.



                                                    1995        1996        1997
                                                   -------    --------    --------
                                                        (IN THOUSANDS, EXCEPT
                                                         PER SHARE AMOUNTS)
        Revenues.................................  $95,899    $142,206    $153,877
        Net income...............................    2,988       3,679       6,087
        Basic and diluted earnings per share.....      .28         .34         .55



     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of Peek Measurement and Fluid Data been made at the beginning of 1996, or the acquisitions of VG Gas and Kay-Ray/Sensall been made at the beginning of 1995.


3.  EMPLOYEE BENEFIT PLANS

STOCK-BASED COMPENSATION PLANS

  Stock Option Plans

     In December 1997, the Company adopted a stock-based compensation plan for its key employees, directors and others, which permits the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted generally vest and become immediately exercisable on the ninth anniversary of the grant date, unless the Company's stock becomes publicly traded prior to such date. In such an event, the options become exercisable 90 days after the Company becomes subject to the Securities Exchange Act of 1934, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


exercise price, upon certain events. The restrictions and repurchase rights generally will be deemed to have lapsed ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which generally ranges from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. As of January 3, 1998, no options had been granted under this plan (Note 10). In addition to the Company's stock-based compensation plan, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Instrument and Thermo Electron. Participation in these plans is accounted for in accordance with APB No. 25.


  Employee Stock Purchase Program

     Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo Instrument and Thermo Electron. Under this program, shares of Thermo Instrument's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.


  Pro Forma Stock-based Compensation Expense



     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for stock-based compensation plans. Had compensation cost for awards in 1997, 1996 and 1995 under stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:



                                                               1995      1996      1997
                                                              ------    ------    ------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
Net income:
  As reported...............................................  $3,627    $4,858    $8,799
  Pro forma.................................................   3,623     4,721     8,484
Basic and diluted earnings per share:
  As reported...............................................     .34       .46       .79
  Pro forma.................................................     .34       .44       .77



     Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.



     The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because employee stock options have characteristics significantly different from those of traded options, and because changes in

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


401(k) SAVINGS PLAN

     The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $810,000, $829,000 and $727,000 in 1995, 1996 and 1997, respectively.

4.  INCOME TAXES

     The components of income before provision for income taxes are as follows:

                                             1995         1996         1997
                                             ----         ----         ----
                                                     (IN THOUSANDS)
Domestic..................................  $ 5,640      $ 5,587      $10,239
Foreign...................................      477        2,511        4,480
                                            -------      -------      -------
                                            $ 6,117      $ 8,098      $14,719
                                            =======      =======      =======

     The components of the provision for income taxes are as follows:

                                             1995         1996         1997
                                             ----         ----         ----
                                                     (IN THOUSANDS)
Currently payable:
     Federal..............................  $ 1,424      $ 1,373      $ 4,372
     State................................      316          272          909
     Foreign..............................      170          775        1,457
                                            -------      -------      -------
                                              1,910        2,420        6,738
                                            -------      -------      -------
Net deferred (prepaid):
     Federal..............................      504          633         (740)
     State................................       76          108         (112)
     Foreign..............................       --           79           34
                                            -------      -------      -------
                                                580          820         (818)
                                            -------      -------      -------
                                            $ 2,490      $ 3,240      $ 5,920
                                            =======      =======      =======

     The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

                                             1995         1996         1997
                                             ----         ----         ----
                                                     (IN THOUSANDS)
Provision for income taxes at statutory
  rate....................................  $ 2,141      $ 2,834      $ 5,152
Increases (decreases) resulting from:
     State income taxes, net of federal
       tax................................      255          247          518
     Amortization of cost in excess of net
       assets of acquired companies.......      100          100          128
     Net foreign losses not benefited and
       tax rate differential..............        3          (24)         (77)
     Tax benefit of foreign sales
       corporation........................     (114)        (131)        (114)
     Other, net...........................      105          214          313
                                            -------      -------      -------
                                            $ 2,490      $ 3,240      $ 5,920
                                            =======      =======      =======

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Deferred tax asset and deferred income taxes in the accompanying balance sheet consist of the following:



                                                            1996        1997
                                                            ----        ----
                                                             (IN THOUSANDS)
Deferred tax asset:
     Reserves and accruals...............................  $  577      $1,035
     Inventory basis difference..........................   1,053       1,993
     Accrued compensation................................     390         564
     Other, net..........................................      27         (61)
                                                           ------      ------
                                                           $2,047      $3,531
                                                           ======      ======
Deferred income taxes:
     Depreciation........................................  $   61      $   63
     Intangible assets...................................   1,167       1,617
                                                           ------      ------
                                                           $1,228      $1,680
                                                           ======      ======


     A provision has not been made for U.S. or additional foreign taxes on $7,200,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial.

5.  COMMITMENTS AND CONTINGENCY

OPERATING LEASES

     The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $1,443,000, $1,559,000 and $2,230,000 in 1995, 1996 and 1997, respectively. Future minimum payments due under noncancellable operating leases at January 3, 1998, are: $2,216,000 in 1998; $2,262,000 in 1999; $2,071,000 in 2000; $1,856,000 in 2001; $1,414,000 in 2002
and $2,898,000 in 2003 and thereafter. Total future minimum lease payments are $12,717,000. See Note 6 for space leased from a related party.

CONTINGENCY


     In December 1996, five former employees of Thermo Instrument's Epsilon Industrial, Inc. (Epsilon) subsidiary commenced an arbitration proceeding naming as joint defendants Epsilon, Thermo Electron, Thermo Instrument and certain affiliates of Thermo Instrument, including TN Technologies, a wholly owned subsidiary of the Company, alleging that these entities breached the terms of certain agreements entered into with such employees at the time that a predecessor of Epsilon acquired the assets and business of a company formerly owned by such employees. The employees are claiming actual damages of between $27 million and $46 million, punitive damages of twice the actual damages, attorneys' fees and expenses, and pre-judgement and post-judgement interest, resulting from the alleged failure of Thermo Instrument and such affiliates, including TN Technologies, to, among other things, use their best efforts to develop and promote certain products acquired at that time. The defendants, including the Company, are contesting this matter vigorously. However, due to the inherent uncertainty of dispute resolution, the Company cannot predict the outcome of the matter, including what portion of damages, if any, may be allocable to the Company in the event of an unfavorable resolution of this matter. The Company has been indemnified by Thermo Instrument for any damages that result from alleged actions of the Company prior to its capitalization in August 1997, although any payments received as a result of such indemnification would be treated as contributions to shareholders' investment. Accordingly, in the opinion of management, while an unfavorable resolution of this matter could materially affect the Company's future results of operations, any such resolution would not have a material adverse effect on the Company's financial position. The Company does not expect that any such resolution will have a material effect on the Company's future cash flows, either as a result of damages assessed to the

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company, which are generally indemnified by Thermo Instrument, or as a result of damages assessed to Thermo Instrument and the effect such damages might have on Thermo Instrument's ability to periodically lend funds to the Company for acquisitions or other cash requirements, due to the relative size of the claim and Thermo Instrument's current liquidity. The arbitration proceeding is expected to conclude in the second quarter of 1998.


6.  RELATED PARTY TRANSACTIONS

CORPORATE SERVICES AGREEMENT

     The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.20% of the Company's revenues in 1995 and 1.0% of the Company's revenues in 1996 and 1997. For these services, the Company was charged $865,000, $953,000 and $1,215,000 in 1995, 1996 and 1997, respectively. Beginning in 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

OPERATING LEASES

     Commencing in January 1998, the Company leases approximately 24,000 square feet of a 60,000 square foot facility in Winchester, England, from Thermo Power. The Company pays Thermo Power rent in an amount that is approximately equal to its pro rata share of Thermo Power's occupancy costs. The Company's estimated share of Thermo Power's occupancy costs for 1998 is $61,000.

     Commencing in October 1997, the Company leases office and manufacturing facilities from Thermo Instrument and is charged its share of occupancy costs. The Company's rent for this facility in 1997 totaled $45,000. The Company's expected commitment for rent in 1998 is approximately $180,000.

OTHER RELATED PARTY TRANSACTIONS

     The Company sells products in the ordinary course of business to other subsidiaries of Thermo Electron. Sales of such products to affiliated companies totaled $435,000, $4,126,000 and $2,550,000 in 1995, 1996 and 1997,
respectively.

REPURCHASE AGREEMENT

     The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

7.  COMMON STOCK


     In September and October 1997, the Company sold 1,639,670 shares of its common stock in a private placement at $14.25 per share, for net proceeds of $21,955,000.

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  GEOGRAPHICAL INFORMATION AND CONCENTRATION OF RISK

     The following table shows data for the Company by geographical area:

                                                               1995        1996        1997
                                                              -------    --------    --------
                                                                      (IN THOUSANDS)
Revenues:
     United States..........................................  $61,688    $ 70,569    $ 99,144
     United Kingdom.........................................   10,097      22,413      23,941
     Other..................................................    2,617       4,708       6,696
     Transfers among geographical areas (a).................   (2,297)     (2,374)     (8,256)
                                                              -------    --------    --------
                                                              $72,105    $ 95,316    $121,525
                                                              =======    ========    ========
Income before provision for income taxes:
     United States..........................................  $ 5,920    $  5,805    $ 11,223
     United Kingdom.........................................    1,105       2,751       2,711
     Other..................................................      452         953       1,769
     Corporate and eliminations (b).........................   (1,360)     (1,411)     (1,215)
                                                              -------    --------    --------
     Total operating income.................................    6,117       8,098      14,488
     Interest income, net...................................       --          --         231
                                                              -------    --------    --------
     Income before provision for income taxes...............  $ 6,117    $  8,098    $ 14,719
                                                              =======    ========    ========
Total assets:
     United States..........................................  $71,823    $ 76,387    $108,275
     United Kingdom.........................................    3,574      18,634      21,341
     Other..................................................      824       1,989       7,053
     Corporate (c)..........................................       --          --      23,040
                                                              -------    --------    --------
                                                              $76,221    $ 97,010    $159,709
                                                              =======    ========    ========
Export revenues included in United States revenues above
  (d):
     Asia...................................................  $ 8,273    $  5,754    $  7,721
     Europe.................................................    4,017       3,789       4,226
     South America..........................................    2,747       2,936       2,689
     Other..................................................    5,548       6,024       6,951
                                                              -------    --------    --------
                                                              $20,585    $ 18,503    $ 21,587
                                                              =======    ========    ========

(a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.

(b) Primarily general and administrative expenses.

(c) Primarily cash and cash equivalents.

(d) In general, export sales are denominated in U.S. dollars.

     The Company sells a majority of its products to customers in the oil and gas industries. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has or will have a significant negative effect on the Company.

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  EARNINGS PER SHARE

     Basic and diluted earnings per share were calculated as follows:


                                                               1995       1996       1997
                                                              -------    -------    -------
                                                                (IN THOUSANDS, EXCEPT PER
                                                                     SHARE AMOUNTS)
Net income..................................................  $ 3,627    $ 4,858    $ 8,799
                                                              -------    -------    -------

Weighted average shares.....................................   10,667     10,667     11,083
                                                              -------    -------    -------
Basic and diluted earnings per share........................  $   .34    $   .46    $   .79
                                                              =======    =======    =======


10.  SUBSEQUENT EVENTS

STOCK OPTIONS


     In January 1998, the Board Committee granted options to purchase 531,891 shares of the Company's common stock at $14.25 per share, which was the fair market value on the date of the grant. As of January 29, 1998, the Company had reserved 1,091,667 unissued shares of its common stock for possible issuance under its stock-based compensation plans.


STOCK SPLIT

     In January 1998, the Company declared and effected a two-for-three reverse stock split. All share and per share information has been restated to reflect the stock split.

NOTE PAYABLE TO PARENT COMPANY


     In January 1998, the Company paid Thermo Power $19,117,000, representing the purchase price for the Peek Measurement Business. The Company borrowed $12,000,000 from Thermo Instrument to partially fund this payment. The note to Thermo Instrument bears interest at the 90-day Commercial Paper Composite Rate plus 25 points, set at the beginning of each quarter and is due on July 31, 1998.

[Picture of the Company's solar-powered gas flow computers which are attached to a natural gas pipeline. The flow computers are connected to the pipe by long black cables. A long pole is set in the ground immediately adjacent to the pipe and supports the computers and solar panel.]

The Company's remotely installed, solar-powered gas flow computers are critical for custody transfer measurement in the natural gas industry.

[Picture of a technician measuring flow readings on a blue gas pipe. The technician is holding the Company's hand-held data presentation instrument, which is about the size of a cellular phone, with an alphanumeric key pad beneath a graphic display. Coming out of the top of the device is a cable connected to two clamp-on transducers which attach to the gas pipe. The transducers measure the flow rate through the pipe using a non-intrusive doppler technology.]


The products of the Company's recently acquired Peek Measurement Business include a portable flow meter that uses non-contacting ultrasonic technology to measure the flow of liquids in process operations.


[Picture of a technician using the Company's mass spectrometer system to analyze the type and content of gases within the customer's operations. The technician is shown attaching a tank, containing gases used to calibrate the system, to a multistream inlet, which is an approximately 9" diameter silver wheel. The inlet is attached to the front panel of the spectometer system, a 58" long and 22" wide rectangular black box that stands erect on the floor of the customers' facilities.]

The Company's process mass spectrometer system provides highly accurate, real-time analysis of the type and content of gases at multiple points within a customer's operations.

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS



                                                                            PAGE

Prospectus Summary.........................................................    3
Risk Factors...............................................................    6
Use of Proceeds............................................................   11
Dividend Policy............................................................   11
Capitalization.............................................................   12
Dilution...................................................................   13
Selected Financial Information.............................................   14
Management's Discussion and Analysis of Financial Condition and Results
  of Operations............................................................   16
Business...................................................................   19
Relationship with Thermo Electron and Thermo Instrument....................   29
Management.................................................................   32
Security Ownership of Certain Beneficial Owners and Management.............   37
Description of Capital Stock...............................................   39
Shares Eligible for Future Sale............................................   39
Underwriting...............................................................   41
Legal Opinions.............................................................   42
Experts....................................................................   42
Additional Information.....................................................   43
Reports to Security Holders................................................   43
Index to Consolidated Financial Statements.................................  F-1

                            ------------------------

     UNTIL                , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



================================================================================


================================================================================





                                3,000,000 SHARES


                            [ONIX SYSTEMS INC. LOGO]


                                  COMMON STOCK





                                   ----------
                                   PROSPECTUS
                                   ----------





                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            LAZARD FRERES & CO. LLC

                             GRUNTAL & CO., L.L.C.





                                           , 1998

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the American Stock Exchange listing fee.


     Securities and Exchange Commission registration fee.........  $   16,234
     NASD filing.................................................       6,003
     American Stock Exchange listing fee.........................      45,000
     Legal fees and expenses.....................................     150,000
     Accounting fees and expenses................................     500,000
     Blue Sky fees and expenses (including legal fees)...........      10,000
     Printing and engraving expenses.............................     180,000
     Transfer agent fees.........................................       5,000
     Miscellaneous...............................................      87,763
                                                                   ----------
               Total.............................................  $1,000,000
                                                                   ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law and the Registrant's Certificate of Incorporation and By-Laws limit the monetary liability of directors to the Registrant and to its stockholders and provide for indemnification of the Registrant's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The Registrant also has indemnification agreements with its directors and officers that provide for the maximum indemnification allowed by law. Reference is made to the Registrant's Certificate of Incorporation, By-Laws and form of Indemnification Agreement for Officers and Directors incorporated by reference as Exhibits 3.1, 3.2 and 10.10 hereto, respectively.

     Thermo Electron has an insurance policy which insures the directors and officers of Thermo Electron and its subsidiaries, including the Registrant, against certain liabilities which might be incurred in connection with the performance of their duties.

     Under the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On August 21, 1997, the Registrant issued 10,666,667 shares of Common Stock (adjusted to reflect a two-for-three reverse stock split effected in January
1998) to Thermo Instrument in exchange for the assets or stock of certain of its subsidiaries relating to the CAC, Flow Automation, TN Technologies, Kay-Ray/Sensall, Houston Atlas, Westronics and VG Gas businesses. Exemption from registration of this transaction is claimed under Section 4(2) of the Securities Act.

     On September 24, 1997, the Registrant sold an aggregate of 1,473,674 shares of Common Stock to accredited investors for an aggregate purchase price of $20,999,949.50, pursuant to Regulation D of the Commission promulgated under the Securities Act.

     On October 22, 1997, the Registrant sold an aggregate of 165,996 shares of Common Stock to accredited investors for an aggregate purchase price of $2,365,500, pursuant to Regulation D of the Commission promulgated under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

     See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

     (b) FINANCIAL STATEMENT SCHEDULES

     Financial Statement Schedules as of January 3, 1998 and the Report of Independent Accountants on such schedules are included in this Registration Statement. All other schedules are omitted because they are not applicable or are not required under Regulation S-X.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Certificate of Incorporation and By-Laws of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 4th day of March, 1998.


                                          ONIX SYSTEMS INC.

                                          By:    /s/ WILLIAM J. ZOLNER
                                             -----------------------------------
                                                      William J. Zolner
                                                President and Chief Executive
                                                         Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                   EARL R. LEWIS*                        Chairman of the Board and      March 4, 1998
-----------------------------------------------------      Director
                    Earl R. Lewis

                /s/ WILLIAM J. ZOLNER                    President, Chief Executive     March 4, 1998
-----------------------------------------------------      Officer & Director
                  William J. Zolner

                JOHN N. HATSOPOULOS*                     Senior Vice President,         March 4, 1998
-----------------------------------------------------      Chief Financial Officer
                 John N. Hatsopoulos                       & Director

                  PAUL F. KELLEHER*                      Chief Accounting Officer       March 4, 1998
-----------------------------------------------------
                  Paul F. Kelleher

                   ARVIN H. SMITH*                       Director                       March 4, 1998
-----------------------------------------------------
                   Arvin H. Smith

                                                         Director                       March 4, 1998
-----------------------------------------------------
                  Hutham S. Olayan



* The undersigned Sandra L. Lambert, by signing her name hereto, does hereby execute this Amendment No. 1 to Registration Statement on behalf of each of the above-named persons pursuant to powers of attorney executed by such persons and filed with the Securities and Exchange Commission.



                                                 /s/ SANDRA L. LAMBERT
                                          --------------------------------------
                                                    Sandra L. Lambert
                                                     Attorney-in-Fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ONIX Systems Inc.:

     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of ONIX Systems Inc. included in ONIX Systems Inc.'s Form S-1 and have issued our report thereon dated January 28, 1998. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. ONIX Systems Inc.'s Schedule of Valuation and Qualifying Accounts, included in Schedule II on page S-2, is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                   ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 28, 1998

                                                                     SCHEDULE II

                               ONIX SYSTEMS INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                       BALANCE AT   PROVISION                                          BALANCE
                                       BEGINNING    CHARGED TO              ACCOUNTS     ACCOUNTS      AT END
             DESCRIPTION                OF YEAR      EXPENSE     OTHER(a)   RECOVERED   WRITTEN OFF    OF YEAR
             -----------               ----------   ----------   --------   ---------   -----------   ---------
YEAR ENDED DECEMBER 30, 1995
  Allowance for Doubtful Accounts....    $1,940        $779       $(432)      $111        $(1,038)     $1,360
YEAR ENDED DECEMBER 28, 1996
  Allowance for Doubtful Accounts....    $1,360        $283       $ 364       $  7        $  (667)     $1,347
YEAR ENDED JANUARY 3, 1998
  Allowance for Doubtful Accounts....    $1,347        $674       $ 613       $  9        $  (488)     $2,155

---------------
(a) Includes allowance of businesses acquired during the year as described in
    Note 2 to Consolidated Financial Statements included elsewhere in this Prospectus and foreign currency translation adjustment.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------

 1        Form of Underwriting Agreement

 2*       Share Purchase Agreement dated January 29, 1998 between
          Thermo Power and the Registrant relating to the acquisition of the Peek Measurement Business

 3.1*     Certificate of Incorporation of the Registrant

 3.2*     By-Laws of the Registrant

 4        Specimen Common Stock Certificate

 5 Opinion of Seth H. Hoogasian, Esq. with respect to the validity of the securities being offered

10.1* Corporate Services Agreement dated as of August 21, 1997 between Thermo Electron and the Registrant

10.2 Thermo Electron Corporate Charter, as amended and restated effective January 3, 1993 (filed as exhibit 10.1 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 3, 1993 [File No. 1-8002] and incorporated herein by reference)

10.3* Tax Allocation Agreement dated as of August 21, 1997 between Thermo Electron and the Registrant

10.4* Master Repurchase Agreement dated as of August 21, 1997 between Thermo Electron and the Registrant

10.5* Amended and Restated Master Guarantee Reimbursement and Loan Agreement dated as of January 5, 1998 between Thermo
          Electron and the Registrant

10.6* Amended and Restated Master Guarantee Reimbursement and Loan Agreement dated as of January 5, 1998 between Thermo
          Instrument and the Registrant

10.7*     Stock Transfer Agreement dated August 21, 1997 between
          Thermo Instrument and the Registrant

10.8* Indemnification Agreement dated as of August 21, 1997 between Thermo Instrument and the Registrant

10.9*     Form of Deferred Compensation Plan for Directors of the
          Registrant

10.10* Form of Indemnification Agreement for Officers and Directors of the Registrant

10.11* Promissory Note dated January 29, 1998 in the principal amount of $12,000,000 issued by the Registrant to Thermo Instrument

10.12*    Lease Agreement dated June 4, 1990 between
          Crow-Gottesman-Hill #43, as landlord and TN Technologies, as tenant for property located in the City of Round Rock, Williamson County, Texas

10.13*    Equity Incentive Plan of the Registrant

10.14     Incentive Stock Option Plan of Thermo Electron (filed as
          Exhibit 4(d) to Thermo Electron's Registration Statement on Form S-8 [Reg. No. 33-8993] and incorporated herein by reference)

10.15     Nonqualified Stock Option Plan of Thermo Electron (filed as
          Exhibit 4(e) to Thermo Electron's Registration Statement on Form S-8 [Reg. No. 33-8993] and incorporated herein by reference)

10.16     Equity Incentive Plan of Thermo Electron (filed as Exhibit
          10.1 to Thermo Electron's Quarterly Report on Form 10-Q for the quarter ended July 2, 1994 [File No. 1-8002] and incorporated herein by reference)

10.17     Incentive Stock Option Plan of Thermo Instrument (filed as
          Exhibit 10(c) to Thermo Instrument's Registration Statement on Form S-1 [Reg. No. 33-6762] and incorporated herein by reference)

10.18 Nonqualified Stock Option Plan of Thermo Instrument (filed as Exhibit 10(d) to Thermo Instrument's Registration
          Statement on Form S-1 [Reg. No. 33-6762] and incorporated herein by reference)

10.19     Equity Incentive Plan of Thermo Instrument (filed as
          Appendix A to the Proxy Statement dated April 27, 1993, of Thermo Instrument [File No. 1-9786] and incorporated herein by reference)

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------

10.20 Thermo Instrument Systems Inc. -- ThermoSpectra Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.51 to Thermo Instrument's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9786] and incorporated herein by reference)

10.21     Thermo Instrument Systems Inc. -- Thermo BioAnalysis
          Corporation Nonqualified Stock Option Plan (filed as Exhibit
          10.64 to Thermo Cardiosystems' Annual Report on
          Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference)

10.22 Thermo Instrument Systems Inc. -- Thermo Optek Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.27 to Thermo Instrument's Annual Report on
          Form 10-K for the fiscal year ended December 28, 1996 [File No. 1-9786] and incorporated herein by reference)

10.23 Thermo Instrument Systems Inc. -- ThermoQuest Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.65 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference)

21        Subsidiaries of the Registrant

23.1      Consent of Arthur Andersen LLP

23.2      Consent of Seth H. Hoogasian, Esq. (included in Exhibit 5)

24*       Power of Attorney

27        Financial Data Schedule


---------------


* Previously filed.